STRADLEY RONON

Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com



RECEIVED
AUG 1 4 2017
OFFICE OF THE SECRETARY

Paula D. Shaffner
pshaffner@stradley.com
215.564.8761

August 11, 2017

via hand delivery

Brent J. Fields, Esq.
Secretary
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: **In the Matter of 6D Global Technologies, Inc.**
> **Administrative Proceeding File No. 3-17908**

Dear Mr. Fields:

Our firm represents 6D Global Technologies, Inc. ("6D"). I am writing to inform the Securities and Exchange Commission (the "Commission") of the most recent critical action that undermines completely the position of the Nasdaq Stock Market, LLC ("Nasdaq") in this matter.[1] The criminal charges against Benjamin Wey have now been dismissed. Those charges were the central focus of NASDAQ's decision to delist 6D. The wisdom of the legal prohibition against relying on mere allegations in a case such as this has now been graphically and profoundly proven correct. The only remedy sufficient to undo the significant and crippling harm which has been done to 6D is to reverse the decision to delist.

On August 8, 2017, the Government filed a nolle prosequi in the criminal action against Wey, which "dismiss[ed] the charges pending against Wey" and "dispose[d] of th[e] case" against Wey. See U.S. v. Wey, No. 15-cr-00611, Nolle Prosequi (SDNY August 8, 2017),

---

[1] This authority constitutes additional material which further supports 6D's Opposition Brief to the Motion to Dismiss the Application for Review of, as well as the issues identified in its Application for Review, and which the Commission should consider pursuant to 17 C.F.R. § 201.421(b). The relevant factual background and procedural history is set forth in my letter to the Commission dated June 21, 2017, which is incorporated herein by reference.

attached hereto as Exhibit 1.[2] The dismissal of all of the criminal charges against Wey – which were the impetus for Nasdaq's delisting process and which poisoned the entire process for 6D – demonstrates the precise reason why Nasdaq should never have used unproven allegations in halting 6D's trading and in its delisting determination. The Commission's own precedent does not permit facts to be adjudicated on the basis of mere allegations.[3] By using the unproven allegations against Wey and insinuating guilt by association, Nasdaq put into motion a series of events that led to devastating consequences for 6D, which trampled on 6D's rights without care and without a careful consideration of the posture of the charges and claims at issue that are now known to have a complete lack of foundation.

Nasdaq's entire reason for the delisting determination stemmed from Wey and the charges against him. In fact, during Nasdaq's brief presentation before the Nasdaq Listing Qualifications Hearing Panel (the "Hearing Panel"), Nasdaq referenced Wey by name no less than **40 times,** devoting nearly its entire presentation to Wey, the charges against him, and his relationship with 6D. (See Transcript of the Nasdaq Listing Qualifications Hearing Panel for 6D Global Technologies, Inc., at pp. 79-94 (Jan. 21, 2016) ("Hearing Transcript"), attached hereto as Exhibit 4). Nasdaq's hostility with respect to Wey is obvious and palpable throughout this transcript and otherwise. Rather than allowing 6D to be judged on its own merit as the independent business that it is, Nasdaq attempted to try to tar 6D with the same brush, even going so far as to claim that "Ben Wey is part of the DNA of this company." (Id. at 83:11-12).

Furthermore, Nasdaq's sole focus on Wey and the charges against him in seeking 6D's delisting was crystal clear from the beginning of its argument where Nasdaq stated:

> Now, if you try to focus on all of these factors you're going to get
> lost in all the minutia, so you're going to lose sight of what really is
> at the heart of this matter. When making a determination in this

---

[2]   The civil claims against Wey may be dismissed as well. In the Commission's action against Wey, the Commission filed a letter with the Court in June 2017, identifying the suppression order and stating that the Commission was "evaluating how the order in the criminal case may impact this action," particularly in light of whether the Government planned to appeal the suppression order. See SEC v. Wey et al., No. 15-cv-7116, Letter of Derek Bentsen, Assistant Chief Litigation Counsel of the Commission (S.D.N.Y. June 21, 2017), attached hereto as Exhibit 2. Since the dismissal of the charges, the Commission has filed a letter with the Court, stating that the Commission is evaluating the suppression order and the Government's decision not to appeal the order and "request[ing] additional time, until September 8, 2017, to advise the Court whether the SEC will seek leave to file any motions as a result of the suppression order in the criminal case." See SEC v. Wey et al., No. 15-cv-7116, Letter of Derek Bentsen, Assistant Chief Litigation Counsel of the Commission (S.D.N.Y. August 10, 2017), attached hereto as Exhibit 3. It is entirely possible that the SEC may dismiss its claims against Wey as well.

[3]   See, e.g., In re Weeks, Release No. 199 (S.E.C. Feb. 4, 2002) ("It is inappropriate for the Division to assert, as if it were an adjudicated fact, that Hesterman and Kenneth Weeks controlled Pan World at the time that the company was selling unregistered securities."); In re H.J. Meyers & Co., Release No. 211 (S.E.C. Aug. 9, 2002) ("The Division has repeatedly cited from the Florida complaint, as if that document contained adjudicated facts . . . In reality, the Florida complaint was simply a collection of allegations that were never proven."); id. ("Like the 1990 Florida complaint, the 1994 NASD complaint is not entitled to any weight here.").

> case you should look at the bigger picture and focus on the primary, over-arching issue. ***That issue is whether or not it is appropriate to delist the company based on the criminal and civil charges against Ben Wey and his affiliates given their extensive relationship with the company.***

(Hearing Transcript, at 79:12-22 (emphasis added)). It was also clear from the conclusion of Nasdaq's presentation before the Hearing Panel that the entire basis for the proceeding was due to the charges against Wey in which Nasdaq stated:

> So getting back to what our initial question was, ***is it appropriate to delist the company based on the criminal and civil charges against Ben Wey and his affiliates given their extensive relationship with the company?*** As we have demonstrated here today, as well as in our written submissions, the answer to that question is ***yes. As such, we believe the appropriate determination is to delist the company's securities from NASDAQ.***

(Id. at 94:11-20 (emphasis added)). While Nasdaq more recently seeks to claim that the delisting proceedings were not about Wey and the charges against, that position is absurd. The Government's decision to dispose of its charges against Wey completely are yet further extraordinary circumstances permitting the Commission to review the Application for Review of 6D under 17 C.F.R. § 201.420(b).

As a result, we respectfully request that the Commission consider the dismissal of the criminal charges against Wey pursuant to 17 C.F.R. § 201.421(b) in reaching a conclusion as to Nasdaq's Motion to Dismiss because these decisions are further extraordinary circumstances warranting the review of 6D's Application for Review under 17 C.F.R. § 201.420(b). The catastrophic series of events precipitated by Nasdaq's delisting were wholly unnecessary and cannot be permitted to stand.

Furthermore, in light of this new evidence, we further request that Nasdaq list 6D immediately, and should Nasdaq agree to list 6D immediately, 6D will agree to withdraw its appeal before the Commission.

I appreciate your prompt attention to this matter.

Respectfully,

Paula D. Shaffner

Paula D. Shaffner

cc: Edward S. Knight, Esq. (via hand delivery)
       John M. Yetter, Esq. (via hand delivery)
       Arnold Golub, Esq. (via hand delivery)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

- - - - - - - - - - - - - - - - - x

UNITED STATES OF AMERICA   :

       -v.-   :   NOLLE PROSEQUI

BENJAMIN WEY,   :   15 Cr. 611 (AJN)
   a/k/a "Benjamin Wei,"
   a/k/a "Tianbing Wei," and   :
SEREF DOGAN ERBEK,
   a/k/a "Dogan Erbek,"   :

        Defendants.   :

- - - - - - - - - - - - - - - - x

    1.   The filing of this nolle prosequi will dispose of this case against BENJAMIN WEY, a/k/a "Benjamin Wei," a/k/a "Tianbing Wei," the defendant.

    2.   On September 8, 2015, Indictment 15 Cr. 611 (AJN) was filed, which charged that BENJAMIN WEY, a/k/a "Benjamin Wei," a/k/a "Tianbing Wei," and SEREF DOGAN ERBEK, a/k/a "Dogan Erbek," the defendants, conspired to commit securities fraud and wire fraud, in violation of Title 18, United States Code, Section 371 (Count One); committed securities fraud in violation of Title 15, United States Code, Sections 78j(b) and 78ff, Title 17, Code of Federal Regulations, Section 240.10b-5, and Title 18, United States Code, Section 2(Count Two); committed securities fraud in violation of Title 18, United States Code, Sections 1348 and 2 (Count Three); committed wire fraud, in

1

violation of Title 18, United States Code, Sections 1343 and 2 (Count Four); failed to disclose to the Securities and Exchange Commission (the "SEC") ownership in excess of five percent of certain stocks, in violation of Title 15, United States Code, Sections 78m(d) and 78ff, Title 17, Code of Federal Regulations, Sections 240.13d-1, and Title 18, United States Code, Section 2 (Counts Five and Six); and money laundering, in violation of Title 18, United States Code, Sections 1956(a)(1)(B)(i) and 2 (Counts Seven and Eight).

3.   On June 13, 2017, the Court granted a motion, filed by BENJAMIN WEY, a/k/a "Benjamin Wei," a/k/a "Tianbing Wei," the defendant, to suppress evidence seized during a search of WEY's apartment and the New York offices of New York Global Group, Inc.

4.   The Government sought charges in this matter k based in significant part on materials seized during those searches. Because the Government can no longer rely on that evidence at trial against BENJAMIN WEY, a/k/a "Benjamin Wei," a/k/a "Tianbing Wei," the defendant, the Government has decided to dismiss the charges pending against Wey.

5.   Accordingly, the Government recommends that an order of <u>nolle prosequi</u> be filed as to BENJAMIN WEY, a/k/a "Benjamin Wei," a/k/a "Tianbing Wei," the defendant, in the above-captioned matter.

Brooke E. Cucinella
_____
BROOKE E. CUCINELLA
BRENDAN QUIGLEY
P. IAN McGinley
Assistant United States Attorneys
Tel.: (212) 637-2477/2190/2257

Dated: New York, New York
          August 8 , 2017

Upon the foregoing recommendation, I hereby direct, with leave of the Court, that an order of <u>nolle prosequi</u> be filed as to BENJAMIN WEY, a/k/a "Benjamin Wei," a/k/a "Tianbing Wei," the defendant, with respect to Indictment 15 Cr. 611 (AJN).



JOON H. KIM
Acting United States Attorney
Southern District of New York

Dated: New York, New York
           August 8, 2017

SO ORDERED:

_____
HONORABLE ALISON J. NATHAN
United States District Judge
Southern District of New York

Dated: New York, New York
           August __, 2017



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF ENFORCEMENT
100 F STREET, N.E.
WASHINGTON, D.C. 20549-4631

Derek S. Bentsen
Assistant Chief Litigation Counsel
Telephone: (202) 551-6426
Facsimile: (202) 772-9282
BentsenD@sec.gov

June 21, 2017

Via ECF

The Honorable P. Kevin Castel
United States District Judge for the Southern District of New York
Daniel Patrick Moynihan
United States Courthouse
500 Pearl Street
New York, New York 10007

Re: *Securities and Exchange Commission v. Wey, et al.,* **15-cv-7116-PKC (SDNY)**

Dear Judge Castel:

We write to inform the Court of a recent decision in the related criminal matter. On June 13, 2017, Judge Nathan issued an opinion and order suppressing all evidence seized during the execution of search warrants at defendants Benjamin and Michaela Wey's residence and New York Global Group's offices. *See United States v. Wey,* 15-cr-611 (AJN), Dkt. No. 114. The Department of Justice has not yet indicated whether it intends to appeal this decision.

The Commission is evaluating how the order in the criminal case may impact this action. Once we are informed of Department of Justice's decision regarding appeal, we will update the Court.

Sincerely,

D.K B̄

Derek S. Bentsen



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF ENFORCEMENT
100 F STREET, N.E.
WASHINGTON, D.C. 20549-4631

Derek S. Bentsen
Assistant Chief Litigation Counsel
Telephone: (202) 551-6426
Facsimile: (202) 772-9282
BentsenD@sec.gov

August 10, 2017

Via ECF

The Honorable P. Kevin Castel
United States District Judge for the Southern District of New York
Daniel Patrick Moynihan
United States Courthouse
500 Pearl Street
New York, New York 10007

Re: ***Securities and Exchange Commission v. Wey, et al.,*** **15-cv-7116-PKC (SDNY)**

Dear Judge Castel:

On June 21, 2017, counsel for the SEC filed a letter informing the Court that Judge Nathan had issued an order in the criminal case of *United States v. Wey, et al.*, suppressing all of the evidence recovered during the execution of search warrants at Defendant Benjamin Wey's residence and New York Global Group's offices. Dkt. No. 157. On August 8, 2017, the U.S. Attorney's Office dismissed the indictment against Wey. *United States v. Wey*, 15-cr-611-AJN (S.D.N.Y), Dkt. No. 129. The indictment against Defendant Seref Dogan Erbek remains pending.

Counsel for the SEC are continuing to evaluate and consult with our client, the Commission, about the impact of Judge Nathan's order and the decision of the U.S. Attorney's Office not to appeal that order on the case against each of the defendants in this instant action. We request additional time, until September 8, 2017, to advise the Court whether the SEC will seek leave to file any motions as a result of the suppression order in the criminal case.

Sincerely,

Derek S. Bentsen

UNITED STATES OF AMERICA

NASDAQ STOCK MARKET

NASDAQ LISTING QUALIFICATIONS HEARING PANEL

6D GLOBAL TECHNOLOGIES, INC.

Washington, D.C.

Thursday, January 21, 2016

1   PARTICIPANTS:

2   Panel Members:

3   JOHN CAFFREY

4   KENDRA DECKER

5   Counsel to Panel:

6   AMY HORTON

7   Staff:

8   RANDY GENAU

9   ARNOLD GOLUB

10   ALAN ROWLAND

11   For 6D Global Technologies, Inc.:

12   TEJUNE KANG

13   MARK SZYNKOWSKI

14   PIOTR CHRZASZCZ

15   MICHAEL BANNOUT

16   BARRY GENKIN

17   MICHELLE GITLITZ

18   DAVID A. DONOHOE, JR.

19   KATHERINE ROBERSON PETTY

20   ROB MATLIN

21   TOM FINI

22   *   *   *   *   *

1   P R O C E E D I N G S

2   (9:45 a.m.)

3   MS. HORTON: Going on the record.

4   Welcome to everyone. Thank you for making the

5   trip and appearing before the NASDAQ hearings

6   Panel. 6D Global Technologies is here. My name

7   is Amy Horton. I hear to facilitate this process

8   for you, so any questions or issues you have

9   please feel free to direct them to me. I also

10   serve as advisor to the Panel on the application

11   of the NASDAQ listing rules.

12   The Panel, as you have been informed,

13   I'm sure, are not part of NASDAQ. They are

14   independent. They are independent of NASDAQ.

15   They're not part of staff. We're going to talk

16   about them in a moment. These are individuals

17   selected by the Board and given the authority to

18   preside over this process and to issue final

19   decisions on a company's listings. I will ask

20   them to briefly introduce themselves.

21   MR. CAFFREY: Good morning. John

22   Caffrey. I'm retired investment manager with

1   First Manhattan Company of New York City.

2   MS. DECKER: I'm Kendra Decker. I'm a

3   partner with Thornton LLP. I am part of our

4   national office and I primarily work with all of

5   our public companies in our practice, and have

6   been in my whole career for almost 20 years.

7   MS. HORTON: Before we go further, are

8   the people on the phone able to hear?

9   SPEAKER: Yes.

10   SPEAKER: Yes.

11   MS. HORTON: Just want you to feel free

12   to speak up if there is any problem. We want --

13   and you should know that there is a court reporter

14   taking down the proceedings, and we want to make

15   sure that those proceedings are clear in the

16   transcript, and there's a lot of folks on the

17   phone and in the room, so, you know, I may be

18   playing a little referee here so that we don't

19   talk over each other.

20   But what we're going to do, staff is

21   represented here today, so we're going to ask the

22   company to first make its presentation. You can

1   assume that the Panel has reviewed the materials

2   that are in the record, but we want you to make

3   your presentation, make your case. They may ask

4   questions along the way or they may wait until the

5   end of it. We will then ask staff to make its

6   position known and give its presentation, and

7   after that, which will pertain the same, sort of,

8   dialogue will pertain and we may have some back

9   and forth after that.

10   We want to make sure that everyone has

11   the opportunity to say and provide to the Panel

12   the information they need, but we do have -- you

13   know, I will be watching to make sure that we

14   don't go too far off track in terms of information

15   or repetition just because we need to keep this

16   focused. So I'm going to hand things over --

17   actually, let's start down with staff and ask you

18   to -- so that everybody can introduce themselves

19   fully for the record.

20   MR. GENAU: Sure. My name is Randy

21   Genau. I'm a director in NASDAQ listing

22   qualifications.

1   MR. GOLUB: Hi. I'm Arnold Golub. I'm

2   vice president in charge of listing qualifications

3   department and deputy general counsel.

4   MR. ROLLAND: I'm Alan Rolland. I'm a

5   director, also, in NASDAQ listing qualifications.

6   MS. HORTON: Great. So the company can

7   do your introductions as you see fit. I would ask

8   that the folks on the phone when you speak, if you

9   could reintroduce yourselves so that we can, you

10 know, identify voices with names.

11   SPEAKER: Should we do the initial

12 introductions on the phone as well now?

13   MS. HORTON: Why don't you do -- yeah.

14   MS. ROBERSON-PETTY: My name is

15 Katherine Roberson-Petty. I'm with Donohue

16 Advisory. I serve as an advisor to the company.

17   MR. DONOHOE: I'm Dave Donohoe and I'm

18 also an advisor to the company.

19   MR. KANG: Hi. Tejune Kang. Founder

20 and CEO of 6D Global Company.

21   MR. SZYNKOWSKI: Mark Szynkowski. Chief

22 financial officer for 6D Global.

1   MR. FINI: Tom Fini of Catafago Fini

2   LLP, outside counsel to 6D.

3   MR. DONOHOE: And on the phone why don't

4   we start with the Audit Committee member?

5   MR. BANNOUT: Michael Bannout, audit

6   committee.

7   MR. CHRZASZCZ: Good morning everyone.

8   This is Pete Chrzaszcz, audit committee.

9   MR. DONOHOE: Let's go to Blank Rome.

10   MS. GITLITZ: Sure. This is Michelle

11   Gitlitz. Counsel to the audit committee from

12   Blank Rome.

13   MR. GENKIN: And Barry Genkin from Blank

14   Rome, also counsel to the audit committee.

15   MR. DONOHOE: And, Rob, are you on?

16   MR. MATLIN: Yes, I am. Robert Matlin

17   from K&L Gates, outside counsel to the company.

18   MS. HORTON: Great.

19   MR. DONOHOE: Well, let me begin by

20   thanking the Panel for giving us the opportunity

21   to make our presentation today. So we're going to

22   divide the presentation up into, basically five

1   segments. We're going to start out by talking to

2   you about the company, you know, who they are,

3   what they do. We're then going to demonstrate

4   that Benjamin Way did not and does not exert

5   control or significant influence over the company.

6   We'll then discuss the fact that we believe that

7   the staff's conclusions, for the most part, are

8   inaccurate and misplaced. We'll also provide an

9   update on the audit committee investigation.

10   Finally, we'll demonstrate that there are no

11   public interest concerns present in this case that

12   would support a delisting determination.

13   With that I'm going to turn it over to

14   Tejune. He's going to --

15   MS. ROBERSON-PETTY: Hand these out.

16   There's three for you.

17   MR. KANG: Again, I'm the founder and

18   CEO of 6D Global. Thank you very much for the

19   time today. I'd like to thank both the

20   independent review board as well as NASDAQ for

21   being here and taking the time.

22   I think what would be helpful is for me

1   just to talk a bit about the company. Obviously,

2   I know there are some concerns and that's why

3   we're here today, to talk about those things. I'm

4   confident we'll get through those. But more

5   importantly I wanted to at least talk about the

6   company, what we do, where we come from, and

7   hopefully that should provide some context.

8   I'm not a PowerPoint kind of person, so

9   I'd rather just have a conversation here since,

10   you know, we're sitting here. I started the

11   company in 2004, but prior to that I was born and

12   raised in California, grew up in Sanfransico Bay

13   area, went to school at UC-Davis, and really was

14   interested in technology pretty early in my life.

15   My first job out of college was actually working

16   at PeopleSoft. At some point Oracle acquired

17   PeopleSoft. Obviously, PeopleSoft was known to do

18   a lot of ERP financial implementations.

19   I've always been an entrepreneur at

20   heart. I think it's just my nature. I've always

21   wanted to go out there and start my own company,

22   but I lived in kind of the corporate world doing

1   implementations for large companies. At some

2   point I said, well, let me go into real estate.

3   Let me do some import/export and it led to doing

4   technology in my own, doing some contract work.

5   So I started my own company called Six Dimensions

6   in 2004. That was really the founding basis.

7   Our customers early on were Boeing, HP,

8   and Apple all along the West Coast as well. We

9   were able to do a lot of their CRM, customer

10   relationship management software. We did ERP

11   financial HR implementations. Based on that it

12   kind of evolved. About a year later Oracle said

13   they were going to buy PeopleSoft. Because I had

14   a lot of former colleagues that worked at

15   PeopleSoft they said, "Hey, can I join your firm?

16   What can we do? How do we help you out," things

17   of that nature. So I went about hiring some of

18   these folks. Some were contractors. Some were

19   fulltime people and we ended up doing a lot of

20   great work. This led to contracts with Boeing,

21   HP. We did variable compensation on the HR side.

22   We did some financial implementations around

1   budgeting.

2   I really got a great understanding of

3   what business executives lose sleep over, what

4   keeps them up at night. Pretty early on I got

5   into what's known as date warehousing. Data

6   warehousing is where you build a date warehouse.

7   You can build out reports, and metrics, and

8   scorecards, and things of that nature. So from

9   2004 to about 2008 I grew the company pretty

10   successfully. In a financial crisis a lot of the

11   budgets were frozen. I ended up downsizing,

12   basically, and a lot of IT work was being

13   outsourced to India at the same time as well.

14   So in 2010 I restarted the company and I

15   pivoted. I said, well, I think there's a big

16   opportunity in the digital marketing space. I

17   said, how do we really enter the space?

18   Obviously, the iPad was doing pretty well. Keep

19   in mind this was in the middle of the recession,

20   so I was able to go out there and I negotiated

21   some pretty good office rates, got some great

22   office space, hired two employees. Again, I think

1   this just provides context of where we came from,

2   how we grew, and, obviously, what led to going

3   public. I want to provide some of the background

4   in this and not lose sight of a healthy, thriving

5   company.

6   Just referring to some quick fact on

7   here, I think this is Slide 5. This kind of gives

8   you an overview, but essentially in 2010 I have

9   two employees. We did about $1 million in

10   revenue. Then we got to $3 million in revenue in

11   2011. Then $6 million. Then $9 million.

12   Essentially, starting with Oracle and being a BI

13   person and pivoting to being more of a digital

14   marketing firm we were selling more to a chief

15   marking officer, to the CMO.

16   Shutterfly was one of our earliest

17   customers, so we started doing implementations

18   where you upload pictures and you can order a

19   photobook, so you get for weddings and

20   anniversaries and things of that nature. So the

21   organization evolved and grew quite rapidly. We

22   had two employees. Then 12. Then 30. Then 50.

1   It got to a point where I said, how do I continue

2   to scale and grow? I think one of our challenges

3   was financials. How do we get an injection of

4   capital?

5   I explored a bunch of different options.

6   I said, well I can get private equity. I can get

7   family offices to potentially invest. I can take

8   a bank loan. But at the time I was boot strapping

9   the whole business. One of the opportunities that

10   did come along was to do a merger with a publicly

11   traded company. So we did a merger and at the end

12   of 2014 or about mid-2014 with CleanTech. That

13   allowed us to go public.

14   Once we were public we also raised

15   roughly about $5 million, $5.5 million which then

16   led to two acquisitions in March of 2015. Again,

17   my whole thought process was how do I build a

18   great company with great people doing really cool

19   stuff? I mean, that's all I was thinking about.

20   I also thought about scale. Because being global,

21   the world is flat. There's a lot of competition

22   amongst the world and so forth.

1   So I evaluated several accounting audit

2   firms and went with BDO. So we chose BDO and the

3   primary reason why we chose BDO was because they

4   would give us the scale and introduce us to other

5   BDO firms throughout the world. That was a big

6   deal to me. Today, now we've been able to expand

7   out to six strategic offices, California is where

8   we started. We're in Ohio, Oregon, Minnesota, New

9   York, and most recently, at the end of last year,

10   we went to Dublin, Ireland. We expanded out to

11   Dublin, Ireland. We now have a small footprint

12   into the UK, Europe, European market. In addition

13   to that, we also have a GSA Schedule 70 which

14   allows us to do federal government work as well.

15   We just recently started winning some contracts.

16   It's a huge potential.

17   In terms of fast forwarding today,

18   what's the plan going forward? A lot of our

19   success I would attribute because we're on NASDAQ,

20   and the fact that NASDAQ does enable us to have

21   that global reach to create more opportunities for

22   our younger staff. We have over 100 employees

1   today, and, obviously, relocated some of them to

2   Europe, and I'm looking to expanding out to Asia

3   Pacific, the Asia PAC this year as well. We're

4   looking at Singapore. We're looking at Australia.

5   We're looking at Hong Kong and Japan. I'll go

6   into that in a little bit, but hopefully that

7   provides at least some background of where I came

8   from, my interest, and what I'm trying to do.

9   The next slide --

10   MR. CAFFREY: Mr. Kang, can I ask you a

11   quick question?

12   MR. KANG: Absolutely.

13   MR. CAFFREY: I see you're listed as a

14   former Oracle Corp strategist and engineer.

15   MR. KANG: Yes.

16   MR. CAFFREY: But you were an economics

17   major, right? How did you become an engineer?

18   MR. KANG: That's a great observation.

19   I actually was greatly interested in computer

20   science, so I started off doing computer science,

21   but then as we got really deep into computer

22   science I think there's a lot of stats courses and

1   things of that nature. What I really appreciate

2   is the business aspects of technology. So if you

3   can take a business problem and solve it using

4   technology that's what I was really interested in.

5   So on the technology side I was more of

6   an enthusiast, like, how --

7   MR. CAFFREY: Sure.

8   MR. KANG: This was back in the modem

9   days. We had modems. We had bulletin boards. I

10   was calling up places. I had an analog. You

11   know, I started off with VHS tapes, Sony versus

12   VHS to then it went to laser discs, so just from

13   an electronics I was kind of a techie, so to

14   speak.

15   MR. CAFFREY: Sure.

16   MR. KANG: This stuff I studied in

17   school --

18   MR. CAFFREY: You're basically

19   self-taught?

20   MR. KANG: Yes. Absolutely. But also

21   during school I took a lot of computer science

22   classes. I took some engineering courses. I took

1   stats courses. I didn't go as far enough along to

2   actually get a computer science degree.

3   MR. CAFFREY: Right.

4   MR. KANG: I thought about it, but I was

5   like --

6   MR. CAFFREY: That's okay.

7   MR. KANG: -- I want to get out in the

8   real world and get out there and do some cool

9   things.

10   MR. CAFFREY: Okay.

11   MR. KANG: I know how to program. I

12   know databases. I've created relational

13   databases. That's actually one of the reasons why

14   I went to PeopleSoft was because they had a great

15   foundation of learning the technology.

16   So being an engineer and also looking at

17   the business aspect, and that's a great point,

18   because when I was at PeopleSoft what I enjoyed

19   most was actually building out a data warehouse.

20   Because now with the date warehouse you can create

21   a dashboard and it gives you so much rich

22   information in terms of here are the KPIs, the key

1   performance indicators of the metric. Which

2   direction? What are the ratios? What are the

3   trends? Obviously, today it's known as big data.

4   Hopefully that answers your question.

5   MR. CAFFREY: It does. Thank you.

6   MR. KANG: Okay. So the next slide here

7   on Slide 6, I wanted also, again, reflect back on

8   our employees because without the employees there

9   would be no company. Without all the great stuff

10   we'd be doing for our customers. A lot of these

11   are more in a social setting. The top left corner

12   that's our softball team out in Oregon. The top

13   right we have kind of a rivalry. I'm a Golden

14   State Warrior fans, you know, against the

15   Cleveland Cavilers. This is just a small

16   reflection of some of our employees and what they

17   do. More recently we had several Christmas

18   celebrations through the country, so we have a lot

19   of fun. I think culture is a big part of the

20   company.

21   I'd like to move along were. On Slide

22   7, really this goes more into what are we today

1   and what are we trying to do and become. So as a

2   company what I'm building is basically a one stop

3   shop for a chief marketing officer, for a CMO,

4   similar to when you go to a grocery store there

5   are a lot of things that are very convenient. At

6   a grocery store today you have a Starbucks, right?

7   You have a dry cleaners. You have a pharmacy. So

8   you're able to go to one place and extremely

9   convenient for the consumer.

10   In the same way, a chief marketing

11   officer, they're looking for a lot of support.

12   They want to stay relevant. The biggest question

13   that CMOs or even CDOs, chief digital officers,

14   have today is how do they reach their target

15   audience. The fact that most people today they

16   don't watch TV. They're binge watching Netflix,

17   right? Or they're DVR recording TV shows.

18   They're not listening to the radio. They're on

19   Pandora or Spotify. So how do these big

20   organizations, whether it's Nabisco, Coca-Cola,

21   Pepsi, how do they reach their consumers if

22   they're not on TV or radio? Unfortunately, when

1   you're stuck in traffic people are looking at

2   their mobile device. They're not looking at the

3   billboards anymore, so that's where the complete

4   digital disruption, always on 24/7, 365 days a

5   year, and ecommerce, shopping online, all that

6   stuff is very relevant. That's what we enable our

7   customers to do. We help them stay relevant so

8   they don't become dinosaurs.

9   We've had a tremendous track record of

10   doing so as well and I'll go into that. Our

11   mission is really to make digital more human,

12   becoming a one stop shop for a CMO. Going to the

13   next page here on Slide 8, where we really started

14   was what's known as web experience. I don't want

15   to get too deep into this because I know there's a

16   lot of things to talk about, Amy and I understand

17   that.

18   Where we started was, as I mentioned

19   Shutterfly, we did websites. We really knew how

20   to personalize information. I'll give one or two

21   examples and that's it. If you live in Boston or

22   if you live in New York you'll be part of a

1   different fan base. One of our customers in Time

2   Warner Cable. Obviously, a large cable company.

3   They want to make sure that the content that they

4   serve up online is relevant to their potential

5   customers. Their potential customers are either

6   going to be in New York or they might be in

7   Boston. Well, they're going to be either a

8   Yankees fan or a Red Socks fan.

9   So Time Warner Cable asked us to build

10   them, basically, an online platform that will help

11   segment the market and target market who they are,

12   so this has to do with demographics. What age?

13   What sex? The interest of a woman between the

14   ages of 15 to 20 is going to be very different

15   than a man between 40 to 45. The type of shows

16   they're going to watch. So we built this whole

17   platform leveraging the Adobe Software and

18   implementing a solution for Time Warner Cable.

19   That's just a quick example. That's the web

20   experience.

21   I mentioned earlier that we acquired two

22   companies since having gone public and those have

1   to do with the other aspects, the creative, the

2   mobile, the analytics. Analytics is Google, pay

3   per click, search engine optimization, those kind

4   of things. That being said, let me go to the next

5   slide here. On Slide 9 this is really what our

6   strategic road map is.

7   As I mentioned, we start off as more of

8   an IT- focused company, selling to a CIO, a chief

9   information officer. As we've evolved, pivoted in

10   2010, started over with brand new two employees.

11   We went from two employees, to 12 employees, to

12   30, to 50, and now we have over 100 employees.

13   We've raised over $15 million in being public in

14   less than a year from our growth strategy here.

15   Basically we're shifting from becoming a

16   IT-centric to more of a digital marketing company.

17   So my objective here is to really focus

18   on. digital marketing. It's extremely relevant.

19   The things we're doing is really cool stuff. We

20   have great customers and we're expanding, we're

21   going global. Slide 10 and 11 really show some of

22   our partnerships we have today. In Slide 11,

1   again, a reflection of some of our customers that

2   we've been able to do business with and we

3   continue to grow out accounts and really leverage

4   some of the success we've had.

5   I'd like to take a minute to just

6   recognize some of the achievements that we've had,

7   and this is something I also brought out here are

8   some of the awards that we've been able to get. A

9   lot of them was just this past year since having

10   gone public. On Page 12 there's just a reflection

11   in the past and we're still a fairly young

12   organization having restarted in 2010. So I'm on

13   Slide 12 just going through some of the awards

14   here. We've gotten the Entrepreneur of the month.

15   We've gotten the Best of Manhattan Award. We've

16   gotten Adobe Applications and Inc. Magazine. Inc.

17   Magazine recognizes the fastest growing companies

18   in America, so these are some of the awards that

19   we've also gotten.

20   Page 13, Slide 13. Again, these are

21   some pictures of the celebrations that we've had.

22   I think it's quite -- you know, I'm quite proud of

1   the achievements that we've been able to do in

2   such a short timeframe, going from two employees,

3   to 12, to 30, to 50, and now over 100 in a short

4   period of time.

5   On Page 14 we've also gotten, unusually,

6   a high amount of press. I'm very thankful that we

7   live in this digital world where there's all this

8   press out there. When we did expand out to

9   Dublin, Ireland, connect to Ireland, I think the

10   finance minister said, hey, welcome to Ireland.

11   We have about four or five employees and some

12   contractors that are working there. We have some

13   customers out in Europe that we're also now

14   expanding to. So there's been a lot of great

15   press out there and we've been in the news. I'm

16   very proud of that as well, so I just wanted to

17   share from those successes.

18   Finally, in terms of our team. I know

19   the page numbers here are hard to see, but on

20   Slide 15, we're also involved pretty heavy in the

21   community as well. We do Habitat for Humanity.

22   We've also done some food drives. We participate

1   in all levels throughout the organization here. I

2   think it's important building a strong culture,

3   having an employee base that really cares about

4   what they do. We have a lot of millennials on our

5   team as well and they're interested in what are we

6   doing that really changes the world. How do we

7   really get involved? Not only is our work

8   interesting, but how do we get involved in the

9   community.

10   I'll touch on the management team and

11   wrap up here in a minute. On Slide 16 this is the

12   management team we have in place. Again,

13   everything is for growth-oriented thought process.

14   What do we have to do to build a right platform?

15   Ray Robinson, he came from NTT, a global

16   multinational. Mark, obviously, here is our CFO

17   from Ernst and Young. Mike Telatovisch used to

18   manage over 600 employees at E&Y and KPMG on the

19   professional services. Tandy's our head of HR and

20   he was at Infosys prior and PWC overseeing over

21   30,000 employees. My senior management team are

22   very experienced individuals that have the right

1   experience that can help us grow both globally,

2   organically, and through acquisitions. I mean,

3   that's a big part of our strategy.

4   Finally, on Slide 17, this is our board

5   of directors. I'm the chairman of the board was

6   well. I believe we've always been a good

7   corporate citizen of NASDAQ and followed great

8   compliance and also good corporate governance.

9   They're all independent as well, but I also wanted

10   to share that with you as well. We do have both

11   Pete and Michael on the phone for questions. So

12   that being said, that's my presentation about the

13   company. Again, I try to keep this as brief as

14   possible and give you enough context about my

15   personal background, what the company does, why

16   we're relevant, why we're going global, why it

17   makes sense. I'd like to pass it back to Dave.

18   MR. DONOHOE: Thank you, Tejune. I'm

19   going to pick it up on Slide 20. Let's talk about

20   Mr. Wey for a moment. Mr. Wey was never an

21   officer, director, employee, or shareholder of the

22   company. It's true that his advice was

1 occasionally sought by the company, primarily by

2 Tejune. However, Mr. Wey never directed or in any

3 way exercised control over the company, never

4 exercised significant influence over the company.

5 Mr. Wey, certainly, was not involved in the day to

6 day operations of the company.

7   Turning over to Slide 21. No former or

8 present director has ever made any decision based

9 on Mr. Wey's influence. What we were going to

10 hand out, our list of exhibits now. The first

11 half has affidavits from all of the company's

12 current directors and former directors, basically

13 setting forth their statement that they've never

14 been influence by Mr. Wey. Two of the current

15 directors, the independent directors, have never

16 met or corresponded with Mr. Wey.

17   MS. HORTON: Can I just ask, is this the

18 first time that staff is seeing this?

19   MR. DONOHOE: Yes. The third

20 independent director met him on only one social

21 occasion and has never corresponded with him

22 outside of that one occasion. Again, no former or

1   present director has ever discussed board agenda

2   items or 6D business with Mr. Wey.

3   Flipping over to Slide 22. Promptly

4   following the completion of the merger transaction

5   with CleanTech, the 6D company moved to shed the

6   connections that it had had with CleanTech. The

7   first thing that they did was with respect to the

8   auditors. So Goldman Kurland and Mohidin was the

9   auditor for CleanTech, and in October of 2014 they

10   transitioned to BDO. Holland and Knight was the

11   legal counsel for CleanTech. They were securities

12   counsel. In December 2014, which is when the

13   company listed, they transitioned to K&L Gates and

14   K&L Gates remains the company's outside legal

15   counsel, and they're on the phone today.

16   William Uchimoto was the lawyer that the

17   company used in connection with filing its listing

18   application. He had worked with CleanTech in the

19   past. The company stopped working with him also

20   in December of 2014 when they listed. The company

21   had not had any other listing issues from that

22   point until this proceeding, and, obviously,

1   they're working with us now. The company did have

2   one holdover director from CleanTech and that's

3   Terry McEwen, so Terry's affidavit is in the

4   exhibits as well. Terry gives a summary of his

5   background which we would ask you to take a look

6   at as well. He's no longer in the board, so there

7   are no holdover directors from CleanTech.

8   Flipping over to Slide 23, so the staff

9   has made a point of the fact that Mr. Kang

10 occasionally sought advice from Mr. Wey.

11 Certainly, Mr. Kang, as you probably could tell

12 from the presentation that he just made, you know,

13 he's a very active learner. He continuously reads

14 the latest entrepreneurial publications and

15 business journals, and he seeks input constantly

16 from his peers. In that regard, he participates

17 in multiple organizations all designed to share

18 knowledge and information, including the EO

19 organization, Vistage, the Inc. Business Owners

20 Counsel and this peer to peer advisory for CEO and

21 presidents. He's currently enrolled in the

22 Harvard Owner President Management program and

1   he's in the class of 2017 for that program.

2   MR. KANG: I just wanted to mention

3   something really quick on that as well. I think

4   it's important that -- one of the things that my

5   dad taught me was you have to be student for life.

6   You're always learning. So I've always believe in

7   being an active learner. I've always believed in

8   seeking opinion and thoughts, and going out there

9   and bouncing ideas. One of the great books I've

10   read is called, Never Eat Lunch Alone. It talks

11   about you should always talk to people. You

12   should collaborate. You should try to figure out.

13   I've read Richard Branson's Losing My Virginity or

14   Good to Great or a lot of these different books

15   out there just to adopt a lifelong leaning type of

16   mentality.

17   Part of that, I did seek advice, and I

18   talked to a lot of people, and I'm part of

19   different organizations, said, what do you think

20   about this? I even wrote a book. I know there's

21   been some staff questions about that. So

22   unfortunately, you know, a couple people told me

1   the book sucks, so I'm just to work on it more,

2   but again, if I was the type of person that said,

3   hey my book is great and published it and no one

4   bought it then it would be like, oh man, this is a

5   horrible book. But at least I was able to get

6   different people's opinions and say, what do you

7   think? What do you think about our logo?

8   Even prior to going public we did a

9   whole rebranding exercise. This is now our new

10   logo as well. I just like to solicit feedback

11   from different people and collaborate. Obviously,

12   there's different schools of thought. One school

13   of thought is to get feedback and let people know

14   what you're onto, but then with the fear that they

15   might copy. Or the other school of thought is if

16   you do something you keep it private because of

17   fear of all that or you get better advice. I've

18   always been in the school of thought is you want

19   to try and get input and opinions. I just wanted

20   to put that in there because, you know, that's how

21   I improve myself.

22   MS. DECKER: Did you meet Mr. Wey

1   through the CleanTech acquisition or how did you

2   meet him?

3   MR. KANG: I did, yes. Actually, I

4   think it was early 2014, and this goes back to,

5   you know, what I was talking about earlier. I

6   reached a point where I was trying to grow my

7   company and it got to a point -- and it was boot

8   strap, meaning that I self-funded it. There's a

9   lag time between when our customers pay us versus

10   when I have to make payroll. So I can handle two

11   employees, maybe 12, and even 30, but as soon as

12   we started getting to about 50 payroll and

13   employees that I have to pay on a monthly basis

14   and we didn't have any hard assets, right? I

15   can't go to the bank and say, here's my real

16   estate. Here's my tractor. Here's the warehouses

17   for collateral.

18   So they said, what collateral do you

19   have? I said, well, we have accounts receivables.

20   Maybe we can pledge that, but it gets very

21   expensive. So I said, well, what are my options?

22   Can I raise some money? Can I do private equity?

1   So through this process I learned one of the ways

2   we can raise capital is actually through going

3   public. So if we go public now we have a

4   currency. To me, being a technology firm I also

5   have a way to give stock options to my early

6   employees as well, so now they have a vested

7   interested to participate for the upside.

8   So I give stock options. We have a

9   currency to be able to acquire companies. So this

10   whole concept of going public was new to me. I

11   met with Holland and Knight and NYGG Asia through

12   Roger Lee and the lawyers kind of put the deal

13   together. I've never done a merger like this

14   before. So we had our counsel and they had their

15   counsel. This was Rodger Lee and NYGG Asia and

16   Holland and Knight said, well, there's CleanTech

17   and that's how the deal got consummated. So

18   through that process that was the first time I met

19   Benjamin Wey, and that's one of the reasons why

20   we're here today.

21   MR. DONOHOE: Let's flip over to Slide

22   24. Tejune had mentioned the book and, obviously,

1   the staff have expressed the view that Mr. Kang's

2   communication with Michaela Wey, Mr. Wey's wife

3   there's something nefarious about that.

4   Obviously, Tejune was sending the book all over

5   the place.

6   MR. KANG: Not too many people -- I

7   mean, no one said it was good either.

8   MR. DONOHOE: So we listed a bunch of

9   folks here that also got similar emails to what

10   Michaela Wey got. By the way, Michaela Way never

11   responded to that email relating to the book.

12   MR. KANG: Dave, I want to put it on

13   note that these other emails to Dave Smith and

14   Chris Bennett, and Ray and so forth, these aren't

15   in the NASDAQ staff's records because these

16   weren't requested, but I'd be more than happy to,

17   obviously, share this, and even get input on the

18   book too. But anyhow, please continue.

19   MR. DONOHOE: So let's jump ahead to

20   Slide 25. Putting aside the company's past

21   interactions with Mr. Wey, what's most important

22   is what's the current relationship with Mr. Wey?

1   Obviously, in the wake of the DOJ and SEC

2   allegations the company took action. On September

3   25 the board adopted a resolution. They said

4   we're severing all ties and all communications

5   with Mr. Wey. The reality is all ties and

6   communications were severed with him immediately

7   after the arrest, but the board did it formally on

8   September 25.

9   In addition to that, the company has

10   reached out to NYGG Asia to enter into a

11   shareholders' agreement with NYGG Asia. That's

12   now been executed. It was executed just a couple

13   of days ago and it pertains to all the shares held

14   by NYGG Asian and its affiliates. It neutralized

15   the vote- able shares because its shares must be

16   voted in proportion to the other common shares

17   outstanding, and it limits the transfer and sale

18   of those shares. So we have the voting agreement,

19   Exhibit 3 in the book of exhibits.

20   MR. KANG: Exhibit 4, I think.

21   MR. CAFFREY: Dave, could somebody --

22   maybe I'm jumping ahead, could we get a little bit

1   of color as to what the relationship is with NYGG

2   Asia and why they would be bound by such an

3   onerous agreement?

4   MR. DONOHOE: That's exactly what I was

5   going to talk about right now.

6   MR. CAFFREY: Sorry.

7   MR. DONOHOE: That works for me. One

8   last thing, with the NYGG Asia shares all their

9   shares are on certificate form. They all carry

10   legends, so the company is able to go ahead

11   through its transfer agent and make sure that it

12   has control over when those legends come off, so

13   the shares are truly blocked. There's also a

14   standstill provision in the agreement so they

15   can't buy new shares.

16   NYGG Asia has also given us an affidavit

17   specifically addressing what its relationship was

18   with Mr. Wey. I use the term was because NYGG

19   Asia also severed its ties with Mr. Wey following

20   the SEC and DOJ allegations. What they have said

21   in the affidavit is that they had a co- branding

22   arrangement with NYGG New York. NYGG New York is

1   actually NYG Capital. NYGG Asia doesn't have a

2   presence in New York and so they would use NYG

3   Capital as their New York presence if they had

4   people come to New York. They would have NYG

5   Capital introduce them, show them around, that

6   type of thing.

7   What they've said is they would pay them

8   an annual consulting fee. They didn't tell us how

9   much they were paying, but that was the

10   relationship and they've told us that relationship

11   is now terminated in the affidavit. They also

12   stated that there is not, and there never has

13   been, any cross ownership between NYGG Asia and

14   NYG Capital, and that Mr. Wey has no beneficial

15   interest in those shares that are held by NYGG

16   Asia.

17   Now, the question is, why would they be

18   willing to enter into this agreement, you know,

19   given what they position is with respect to Mr.

20   Wey? The reason is because we went to them and we

21   said NASDAQ believes that Mr. Wey is associated

22   with you. Whether it's right or it's wrong that's

1   what they believe, and so the company is at risk

2   of being delisted and we need you to enter into

3   this shareholder agreement. The company was not

4   the conduit for dealing with NYGG Asia. I was.

5   So I had all the communications with Roger Lee at

6   NYGG Asia. They said, look, you know, we support

7   Tejune Kang. We support the company. Whatever

8   you need us to do we'll do. We're not planning to

9   sell the shares anytime soon anyway, so they've

10 entered into this agreement.

11   The last point on Slide 25 is that Mr.

12 Kang did have a loan with Michaela Wey and that

13 loan has now been satisfied and that's in there as

14 Exhibit 5. So that was paid just a few days ago

15 in full.

16   MR. KANG: I wanted to add one more

17 thing to that. I believe part of the reason why

18 Roger Lee believes in me, TJ and I we met with

19 him. I told Roger --

20   MR. DONOHOE: Explain TJ.

21   MR. KANG: I'm sorry. So TJ is one of

22 our VPs out of Cincinnati, Ohio. So we hired TJ

```
 1    in 2011.  He started off as an engineer and I saw

 2    him grow and he was able to buy a new house and

 3    refinance and do all kinds of great stuff.  That's

 4    another great thing about having a company.  We're

 5    doing good stuff for employees.  But so TJ, I said

 6    TJ, I think we're onto something here.  This

 7    digital marketing -- again, this is 2010.  The

 8    world is in the middle of this recession.  I said,

 9    TJ, I think we can do some really cool stuff with

10    digital marketing.  We've been successful in web

11    marketing, personalization on web content, but

12    let's try and build this thing out.

13              So as TJ and I looked at let's hired

14    more people.  We kept hiring more engineers.  We

15    kept building off of that and we ended up meeting

16    Roger Lee from NYGG Asia.  We told Roger Lee,

17    because obviously, through NYGG Asia they have 35

18    million shares, something like that.  We said,

19    Roger the opportunity is now.  We can go global.

20    We can grow.  We have this huge thing where we can

21    do 24/7, 365 days a year support.  We're not going

22    to be like a typical agency, like an ad agency.
```

1   We're not going to be a software company. We're

2   going to be a digital solutions company, a one

3   stop shop for a chief marketing officer, and that

4   resonated well with him. I think by doing that

5   we've gained really strong support.

6   MR. CAFFREY: Let me ask you, they had

7   35 million shares of your company?

8   MR. KANG: Yes.

9   MR. CAFFREY: How did they get that?

10   MR. KANG: Let me explain the merger.

11   So what happened with CleanTech was my

12   understanding of CleanTech was they had a creditor

13   and NYGG Asia -- CleanTech owed NYGG Asia $16

14   million.

15   MR. CAFFREY: Okay.

16   MR. KANG: Roughly $16 million. So 6

17   Dimensions was my company, a California based

18   company, merged with CleanTech. When we merged

19   both sides agreed. The lawyers said, hey, when we

20   do this deal we want to basically have zero debt.

21   We both agreed to that. I had some investors. I

22   had some friends and family that put some money

1   in, $100,000, $200,000. We converted their debt

2   into equity so now they became shareholders, and

3   the same thing happened on the CleanTech side.

4   The merger occurred and through that process the

5    $16 million, I guess through the cap tables,

6   became shares.

7   MR. CAFFREY: Right.

8   MR. KANG: But I think the thing to

9   observe here is NYGG Asia they never held -- and

10   this is, I would say, my desire was they never

11   held a board seat. They never held an officer

12   position or anything like that because I felt

13   compelled and I've heard a lot, again through

14   networking, collaborating with other

15   entrepreneurs, is you've got to be very sensitive

16   to anything that might stifle the growth of the

17   company and the vision. So I was very cognizant

18   of when merging how much control am I giving up.

19   Then I said, if I'm going to do this I

20   want to be the chairman. I still want to be the

21   CEO and I want to grow the company, so that was

22   part of the deal. They said, we believe in your

1   visions. NYGG Asia, Roger Lee, said we get it.

2   We understand it. Go for it. That's what

3   happened.

4   MR. CAFFREY: What, if any, is your

5   understanding of what role Mr. Benjamin Wey had

6   with NYGG Asia?

7   MR. KANG: I wasn't exactly sure of what

8   the relationship was. My understanding was he was

9   a consultant and he gave us advice, and he was

10   probably getting paid by NYGG Asia.

11   MR. CAFFREY: Was he an employee there?

12   MR. KANG: He's an employee of NYG

13   Capital which is in New York.

14   MR. CAFFREY: New York.

15   MR. KANG: My understanding is they are

16   a co- branded entity. So you've got Roger in

17   China and you've got Benjamin Wey in New York and

18   he would give us advice. Again, I would say, what

19   do you think about our logo or if we're going to

20   do this deal or how -- we had an NDA in place.

21   Once he got arrested I was like, oh my god. This

22   is not good. So we severed all ties and said, you

1   know, I don't know how all this is going to go

2   down, but I just know it's bad for us.

3   At the end of the day, I have employees

4   that are concerned. It's extremely disruptive.

5   We also have the press that was on us. I had

6   friends and family calling me going what's going

7   on? I said, I don't know who this guy was. I

8   don't know what happened. But, obviously, he

9   might be a bad guy, so we severed all ties.

10   MR. CAFFREY: But you must have had a

11   pretty close relationship with him?

12   MR. KANG: Yes.

13   MR. CAFFREY: A close personal

14   relationship and it allowed you to borrow money

15   from his wife.

16   MR. KANG: Yes. I have met his wife. I

17   met his kids on occasion as well. Again, up until

18   the day he got arrested I didn't know or suspect

19   he was a bad guy. I mean, that's --

20   MR. CAFFREY: Yeah, I can appreciate

21   that.

22   MR. KANG: At the time he seemed like a

1   smart guy. You know, if I asked him a question he

2   knew the answer. But the thing is, he made

3   introductions for me. Introductions to people I

4   didn't know and I think NASDAQ staff also observed

5   that as well, so I was able to make --

6   MR. FINI: Who'd you make introductions

7   to?

8   MR. KANG: I talked to David Bonderman,

9   for example, at TPG Capital. I talked to Len

10   Potter at Wild Cat. I talked to Citi Bank and

11   Morgan Stanley and J.P. Morgan. These were

12   people I didn't know. Again, I'm a business tech

13   kind of person from California moving to New York.

14   MR. CAFFREY: Right.

15   MR. KANG: I didn't have the same type

16   of contacts. Some of his advice was good. Some

17   of it was kind of bad, but there's also other

18   people I sought too. I mean, there's four or five

19   other people I talked to more on a regular basis.

20   I talked to Jerry Kahn. I talked to Louis Schiff.

21   These were different peer groups. I sought out

22   advice. He would tell me certain things and I

1   would say that's good or bad and I would weight

2   them. Again, I severed all ties and said this

3   isn't good for the company and that was the

4   relationship.

5   MR. CAFFREY: Did you ever pay him as a

6   consultant?

7   MR. KANG: No, no. I never offered

8   either. I mean, if someone's giving me advice I'm

9   not going to say, here, let me give you some

10   money.

11   MR. CAFFREY: No, I mean, he could have

12   asked you?

13   MR. KANG: He did, yeah. I said, well,

14   you know -- he never asked me directly, so I

15   wasn't confronted with that. That's where my

16   understanding of that relationship -- you know,

17   frankly, at the end of the day it's none of my

18   business. I mean, I didn't want to go to Roger

19   and say, hey, how much are you paying this guy?

20   What are you doing? That's what it was.

21   MR. DONOHOE: Why don't we flip over to

22   Slide 27. The staff probably hearing this

1   determination is based on a number of misplaced

2   and inaccurate conclusions, and so let's start, I

3   guess, with something that we saw for the first

4   time in the hearing memo is that the staff

5   insinuated that 6D is not a real entity. What

6   they say is 6D Global Technologies describes

7   itself as a digital business solution. The

8   company asserts that it is focused on digital

9   technology solutions and becoming a one stop

10   provider for chief marketing officers.

11   I mean, I've probably seen hundreds, if

12   not thousands, of the hearing memos. I've never

13   seen that before. I could understand if that was

14   going to be one of their concerns and they were

15   going to spend a portion of the memo attacking the

16   business, but they didn't. They just kind of

17   threw that out there to disparage the company.

18   They also used the trading volume to support a

19   claim of market manipulation when the staff knew,

20   or should have known, that 6D's trading volume

21   increase was due to the inclusion of the Russell

22   2000.

1   They rely extensively on mere

2   allegations that pertain to other entities and

3   that involved those entities in years earlier,

4   years before the company was ever a company.

5   They've mischaracterize both the CleanTech and

6   Discover decisions. They continue to rely on the

7   discredited allegations related to the Discover

8   action.

9   Let's flip over to Slide 28. Actually,

10   I'm going to jump over to Slide 29, so let's talk

11   about the CleanTech delisting determination and

12   the SEC's reversal of that. The staff stated in

13   their delisting letter in July 2013 the SEC

14   remanded the delisting determination of CleanTech

15   to NASDAQ on procedural grounds. Well, that's not

16   what happened at all. The SEC reversed the

17   delisting determination finding that NASDAQ's four

18   basis to concluded CleanTech had intentionally and

19   repeatedly withheld documents did not exist in

20   fact. They said that the evidence did not support

21   a finding that staff even requested the documents

22   at issue. The evidence did not support a

1   conclusion that CleanTech intentionally failed to

2   provide information. The evidence did not show

3   that CleanTech should have considered the

4   documents at part of the request. That NASDAQ's

5   position that CleanTech had a pattern of

6   withholding documents was not substantiated.

7   When the SEC says that the basis didn't

8   exist in fact that's a critical component of any

9   exercise of discretion. Certainly, we acknowledge

10   that NASDAQ has broad discretion, but the specific

11   grounds upon which the exercise of that discretion

12   is based must exist in fact. That's what we're

13   here to talk about today. Do the grounds that

14   they've raised exist in fact?

15   We're going to flip over to the next

16   slide which involves Discover and I'm going to

17   turn it over to Tom who was counsel for the

18   company in the Discover litigation.

19   MR. FINI: First I'd like to thank the

20   Panel very much for taking the time to hear 6D's

21   information today. I appreciate you hearing me.

22   Mr. Kang asked me to come today because the

1   Discover action and allegations made in that

2   action were relied on by staff, and Mr. Kang

3   wanted to make sure that if there were any

4   questions about that, that -- I was actually one

5   of the attorneys, one of the co-counsel

6   representing 6D in that litigation. I was at the

7   hearing personally and so I wanted to spend a

8   couple minutes to explain to the Panel what

9   actually happened in that case and then take any

10   questions if you have any.

11   As we know, the staff in its November 20

12   delisting letter relied significantly on

13   allegations that were made by a company called

14   Discover. Discover filed a federal lawsuit in

15   federal court, southern district of New York in

16   September of 2015, just this past September.

17   Discover filed that action as a related case in

18   front of a respected judge, Judge Kevin Castelle,

19   who's been on the bench for many years. They

20   filed that lawsuit as a related case in front of

21   Judge Castelle because they knew the plaintiff who

22   had invested in 6D and wanted to try to get their

1   money back knew that Judge Castelle was presiding

2   over the Benjamin Wey SEC action. So they availed

3   themselves of what they thought would be the

4   benefit of getting the notion that since 6D has

5   some connection to Ben Wey, and since Ben Wey now

6   has an SEC proceeding let's get in front of this

7   judge.

8   They hired Gibson Dunn, one of the

9   biggest law firms in the world, and they had an

10   army of attorneys who spent hundreds of thousands

11   of dollars seeking what's called a motion for an

12   attachment. What that means is that when you go

13   into federal court you can get an attachment that

14   seizes the $10 million they invested in 6D. You

15   can seize it and freeze the company from using

16   that money. But if you want to do that with your

17   army of attorneys from a big New York law firm

18   like Gibson Dunn there's a standard you have to

19   reach. You have to meet the standard in front of

20   a federal judge.

21   The standard is you have to show a

22   likelihood of success on the merits. You don't

1   have to prove your case entirely. You have to

2   show at least there's a likelihood. The judge

3   wants to see that based on the evidence and the

4   hundreds of exhibits that were in front of him,

5   and the well-paid attorneys charging $1,000 an

6   hour that they wanted to -- you have to show a

7   likelihood of success on the merits.

8   So they went into court and they filed

9   an affidavit in which -- it's a self-serving

10   affidavit in which Mr. Kirkland of Discover Fund

11   alleged that at a meeting that took place Ben Wey

12   claimed that he controlled 6D and that he could

13   control the stock trading of 6D. This was the

14   allegation that was made in the affidavit. Well,

15   Judge Castelle held a full blown hearing. There

16   were hundreds of pages of exhibits. There were

17   dozens of exhibits. There were affidavits. There

18   was the SEC complaint. The judge deliberated

19   carefully after a full blown hearing for weeks.

20   He took a couple, at least two to three weeks, to

21   issue his 28 page decision. On October 30 he

22   issued a 28 page decision in which he refuted all

1   11 of the plaintiff's claims, and specifically

2   held that the allegation that Benjamin Wey

3   controlled 6D or was the alter ego of 6D was -- he

4   discredited and said there had not been shown a

5   probability of success on the merits. He

6   conclusively ruled that. The attachment was

7   conclusively denied. It was completely rejected.

8   And when Gibson Dunn's lawyer was in front of the

9   judge he said, and this is at Exhibit 6, he said

10   to Judge Castelle in open court, on the record,

11   the plaintiff said we will commence an arbitration

12   against the company within the 30 day period.

13   If you're seeking an attachment you have

14   to start your arbitration. These claims were

15   subject to arbitration. You want a federal court

16   to freeze up $10 million you better have a real

17   arbitration. So they promised the judge they

18   would file the arbitration in 30 days. So the

19   judge issues his decision October 30, denies the

20   attachment in its entirety, discredits the

21   allegations, and I was there for all of it. Then

22   they never filed, the plaintiff never filed the

1   arbitration. You know why? Because in the

2   arbitration we would go in with the judge's 28

3   page decision and say, the federal judge said

4   there is no merit to the claims, so the

5   arbitrator, right off the bat, would have the

6   benefit of a judge who's been sitting on the bench

7   for over ten years, and they gave up. They gave

8   up.

9   They have not filed the -- they haven't

10   even filed the arbitration. The federal action is

11   dead because they conceded in arbitration. So I

12   pick up the delisting letter and I know the NASDAQ

13   staff works very hard, great respect for them, but

14   on this issue I was there and they weren't there.

15   I know there's a lot of -- you know, when you hear

16   Benjamin Wey some people get excited. Everybody

17   who is maybe Chinese or has a Chinese relation

18   with Ben Wey or Asia that everybody must be doing

19   something wrong. I don't know what caused this

20   language to appear in the letter, but it says the

21   motion for attachment was denied pending discovery

22   among the parties. So I read that and it says,

1   the motion for attachment was denied pending

2   discovery among the parties. That sounds like the

3   motion for attachment was denied and there's

4   something pending. That this action is pending.

5   This serious accusation that Ben Way controlled 6D

6   is going to be litigated now. That's what a

7   reader reading that would think.

8   Then they rely on the allegations in the

9   affidavit. They say that Benjamin Wey informed

10   Discover that he and his friends are trying to

11   control all the pre- trading of the shares in the

12   company. They cite these allegations. But when

13   they wrote this staff letter it was November 20.

14   The judge issued his decision almost a month

15   earlier on October 30 already rejecting those

16   claims. So when we submitted our response to the

17   delisting letter, as you can see on Slide 30, and

18   Page 30 is a little bit hidden in the blue area.

19   If you look at it there's a chart with what the

20   staff stated and then what the actual facts are.

21   The staff, on the left side you'll see

22   the staff said the motion for attachment was

1   denied pending discovery among the parties which

2   leads a reader to think that there's some

3   attachment proceeding that's awaiting discovery or

4   that there's something going on in the case that's

5   awaiting discovery. The fact of the matter is the

6   case is dead, for practical purposes, because the

7   judge rejected the allegation. The judge found

8   there was not likelihood of success on the merits,

9   and Discover has given up. They haven't filled

10   their arbitration. You wouldn't have known that

11   had we not put that in the letter and had said

12   that. Yet, interestingly, it was information that

13   was available to the staff because they read the

14   judge's decision.

15   On the second point the staff says, the

16   court did not discredit the information contained

17   in the affidavit or otherwise determine the

18   information was invalid or inaccurate. But the

19   fact of the matter is that the judge specifically

20   read the affidavit, referred to the fact that the

21   affidavit contained a hearsay statement that was

22   opposed by Mr. Kang, and was unsupported by any

1   documentary evidence. The mountain of documents

2   that Gibson Dunn put in charge hundreds of

3   thousands of dollars for their client. There was

4   not one document that actually showed, and I

5   haven't seen a document in anything that we've

6   seen, maybe Mr. Wey gave his opinion about how a

7   logo looks. There is not one document that shows

8   actual control, that Mr. Wey controlled the

9   company.

10   The judge specifically cited the

11   affidavit and they said that. He said it's not

12   substantiated and there's no likelihood of success

13   on the merits. It's on Page 16 of Exhibit D to

14   the January 4 submission that we sent in. If you

15   look at Exhibit D, Page 16 the judge, in his own

16   words, says, "Discover has not shown a likelihood

17   of success in proving that Wey actually controlled

18   and dominated 6D." That's the judge's language.

19   So one would have thought that when this

20   allegation was referred to by staff, staff could

21   have chosen two things. They could have either

22   not relied on the affidavit at all since the

1   federal judge discredited it. Or if they wanted

2   to reference it they might have said -- you would

3   have thought they would have said federal judge

4   discredited it. It didn't support allege -- there

5   was not supporting evidence that showed any

6   likelihood of success. They didn't say that.

7   Then I also wanted to point out that the

8   federal judge in the case invited the plaintiff's,

9   told the plaintiff's --

10   MR. KANG: Tom, before you go to that I

11   just want to comment on that because it's just

12   weird. I'm sitting hearing you talking about me,

13   so I want to chime in since it's my affidavit and

14   so forth. For the record, whatever Mr. Kirkland

15   said he never said any of that. I try to make

16   that clear. He said Ben Way controls the company.

17   He does all this stuff. That was never said at

18   all. I mean, I was there. I couldn't believe my

19   eyes when I saw that. I even talked to Tom. I

20   talked to K&L Gates. I said, can someone do that?

21   MR. FINI: Don't disclose privilege.

22   MR. KANG: Okay.

1   MR. FINI: You can talk about what

2   happened at the meeting.

3   MR. KANG: That never occurred and

4   that's why I had my affidavit. Personally, again,

5   I go back to why I started the company. I love my

6   company. I love my employees. I love what we do

7   and I'm passionate about it. There's such a huge

8   opportunity for this digital marketing, being

9   global. We're elevating American companies. We

10   have Citrix. We have Auto Desk, LinkedIn. We

11   have Apple. We have Nike. We're bringing them

12   into a global presence and helping them become

13   even bigger and better.

14   I don't want to get sidetracked, but

15   that's something I'm passionate about because it

16   completely contradicts what I said. I was

17   concerned during the case going what's going to

18   happen? What's going to happen? Anyhow, Tom, I

19   just wanted to comment on that.

20   MR. DONOHOE: If I could add just one

21   other thing. Wouldn't you think if Benjamin Wey

22   told Kirkland that that Kirkland would have blown

1   a gasket at the time? He said, my god, we've

2   invested $10 million into this company and this

3   guy just told me he controls it, controls all the

4   public float? That was before August. He would

5   have gone bananas if someone had told him that.

6   MR. FINI: In fact, Mr. Kang put in an

7   affidavit that the judge cites in his decision in

8   which Tejune says, if that were said it's odd that

9   weeks would have gone by without any objection in

10   writing. There's not one email. There's not one

11   thing that can substantiate any shock at hearing

12   something as shocking as that, so we can see why

13   the judge reached his decision.

14   But in any event, another very important

15   fact is that at the hearing the judge told the

16   plaintiffs I want you to send a letter to the

17   Department of Justice and the SEC and I want them

18   at the hearing. The Department of Justice and the

19   SEC arrived at the hearing on October 5, 2015.

20   They had the right to seek discovery. They had to

21   right to intervene. The federal judge who

22   presided over the SEC proceeding against Benjamin

1   Wey had formally invited them to appear. They

2   respectfully stood up. They said, we're here

3   because you asked us to be here. The hearing went

4   on for a couple of hours and the Department of

5   Justice lawyer stood up and asked if he could be

6   excused. He had no interest. It's on the record.

7   It's on Exhibit 6 at Pages 2 and Pages 44, 45. At

8   Pages 44, 45 of Exhibit 6 you will read that the

9   Department of Justice and SEC lawyers asking to be

10 excused from the hearing. Why? Because there is

11 not a shred of evidence, and there's never been

12 any allegation that Wey controlled 6D. The

13 Department of Justice and SEC now were invited to

14 a law suit where they could have jumped in, gotten

15 free discovery. They could have served a subpoena

16 and got information, but based on all the

17 information they had and all of the stuff they've

18 looked at after seizing information from Mr. Wey

19 and his computers, and all the things you do when

20 you arrest people they don't have any interest in

21 this whatsoever.

22   Yet, in the hearing memo from the staff

1   there's a footnote on Page 1 of the January 21,

2   2016 hearing memo. It's Footnote 2. "It has also

3   been reported that prosecutors informed the judge

4   presiding over Wey's trial that they intend to

5   bring additional charges into new indictment."

6   Well, other than just blowing smoke and maybe

7   because at one point Tejune knew Mr. Wey that

8   doesn't prove anything. In fact, the facts are

9   that the SEC and the DOJ were so interested they

10   walked out.

11   Finally, I do want to point out that

12   after we made -- we made a lot of these arguments

13   in our January 4, 2016 letter. We pointed out the

14   truth about what happened in Discover litigation

15   and why the allegations in the Discover litigation

16   should be irrelevant. The staff's response to it,

17   again, with respect, I don't think is fair. On

18   Page 5 of their January 14, 2016 memo if you look

19   at Footnote 23 it's very telling. Because they

20   now say in light of what we responded and what I

21   put into the January 4 memo they say that now the

22   affidavit that they relied on they say, well, "Our

1   determination did not place heavy reliance on the

2   Discover complaint, but rather it was one fact in

3   the mosaic of information demonstrating Wey's

4   involvement in the company." It was one fact in

5   the mosaic of information.

6   So if you're going to build a mosaic

7   each of the tiles still have to have substance.

8   Each tile still has to -- you can't build a

9   mosaic. It's really a side step. Now they look

10   at the affidavit and the truth that it was

11   discredited and now want to say, well, it's just

12   one of the facts. Well, you know, that's not

13   really fair to the company. The fact is either

14   substantiated or it's not, and if it's not than

15   really it's not relevant. If there is something

16   else that substantiates control let's see it.

17   I saw that they rely on email where

18   Tejune asked Wey's opinion about the logo. That

19   doesn't show control to me, at least. They also

20   said that, "Furthermore, it is important to note

21   the Discover decision was not a decision on the

22   merits of the lawsuit." But that's not true. The

1   judge who ruled that to get an attachment you have

2   to show a likelihood of success on the merits. So

3   when litigators go into federal court on

4   injunctions and attachments they spend hundreds of

5   thousands of dollars doing what we call a mini

6   trial. It's a mini trial. In a space of a week

7   or two you run into court with all of these

8   exhibits and you have to show a likelihood of

9   success on the merits. You win or you lose.

10   It was show time. It was the main

11   event. Discover lost. That case is dead and it

12   shouldn't have been relied on. The response in

13   Footnote --

14   MS. HORTON: I think your point is

15   taken.

16   MR. FINI: Thank you.

17   MS. HORTON: I think your point's taken.

18   MR. DONOHOE: So let me go ahead and

19   I'll pick it up on Slide 31. We'll turn to

20   shareholder issues. As the Panel knows, you need

21   300 round lot shareholders to qualify for initial

22   listing, and then once you're listed you need 300

1   public shareholders for a continued listing. So

2   the staff had indicated that they had information,

3   evidence in 321 round lot shareholders. We

4   believe there are probably a few more than that at

5   the time the company was listed. But, you know,

6   certainly that number exceeds the requirement.

7   At the end of 2015, we'll just point

8   out, and it's not relevant to that determination,

9   but at the end of 2015 the company had more than

10   1,000 public shareholders and the vast majority of

11   those, 778, were non-objecting beneficial owners.

12   They're NOBOs. So they hold their shares,

13   actually, at a registered broker dealer, and more

14   than 600 of those were round lot holders.

15   Let's flip over to Slide 32. Again, we

16   will presume that the staff's calculation of 321

17   is accurate. Staff has no evidence that 22 of

18   those shareholders should be retroactively

19   disallowed. The vast majority of the company's

20   shareholders got their shares in private

21   placements or in convergence of debt to equity or

22   they hold their shares at registered broker

1   dealers. So there's really not question with

2   those.

3   But the primary basis for the staff's

4   concerns seems to be that these shareholders have

5   foreign addresses. I guess we would first say

6   it's discriminatory to discount investors on the

7   basis of their foreign address. It's illogical

8   based upon the publicly available anti-money

9   laundering risk analysis for these jurisdictions.

10   For example, based on the AML index for 2015

11   report it ranks these countries according to their

12   risk. Of the 37 investors that they pointed out

13   32 are from countries that have a comparable rank

14   to the United States or lower risk than the United

15   States. The five countries that those investors

16   are from are: Canada, Germany, Italy, Moldova,

17   and Romania. There are five investors that are

18   from the Ukraine, but even the Ukraine is not in

19   the bottom quadrant of the profile.

20   In addition, there's not much that the

21   company could do to go out and verify those

22   investors, but one of the things that we could do

1   was we could run their names through the Office of

2   Foreign Assets Control list, the OFAC list, which

3   we did to see if any of them came up. The OFAC

4   list is a reference tool that provides notice of

5   actions by OFAC with respect to specially

6   designated nationals and other person whose

7   property is blocked. None of the 37 investors

8   showed up on that list.

9   Let's jump over to Slide 33 and let's

10   talk about the market manipulation. Staff, again,

11   relied on the allegations and the DOJ and the SEC

12   actions against Mr. Wey and his affiliates. The

13   SEC case law specifically precludes reliance on

14   mere allegations. We can give you a couple of

15   cases to that effect if you would like. We have

16   them here with us, but I think that the staff

17   probably knows about that case law.

18   The allegations in those proceedings,

19   they don't pertain to 6D. The allegations as to

20   CleanTech proceed 6D's existence as a public

21   company by nearly four years. Most importantly,

22   staff failed to note that NASDAQ had provided

1   explanations for the shares' volatility and for

2   the volume increase. It was not share price

3   manipulation.

4   If we turn over to the next page. Staff

5   had focused on the fact that the share volume was

6    $1,604,000 on June 26 and that therefore, that

7   evidence is stop manipulation. Well, that's

8   troublesome to us because NASDAQ itself predicted

9   the volume that day because of 6D's addition to

10   the Russell 2000. Basically NASDAQ said in an

11   email to the company on June 17, nine days in

12   advance, "As you are probably aware the Russell

13   family of index funds will perform its annual

14   reconstitution on Friday, June 26. Trading in

15   many U.S. stocks, particularly additions to or

16   deletions from the Russell index will see

17   significant trading volume at the close and in

18   afterhours trading that day. 6D is being added to

19   the Russell 2000 and will therefore, likely see

20   significant demand from index funds looking to

21   replicate the new Russell weightings. Convergex

22   has prepared an analysis of expected net demand by

1   indexers in your company's stock." They have

2   provided this to us and estimate that, "Index

3   demand will be 1,521,242 shares, about 72.9 times

4   the 30 day average trading volume in your stock."

5   I would ask you to go to Exhibit 7 and look at the

6   entire email.

7   MR. KANG: Again, Dave. It's

8   interesting because I'm actually present, but the

9   email was sent to me, so it's weird for people to

10   talk about me because I'm here. I'm more than

11   happy to answer questions, but I have a lot of

12   pride in my company. I want to do the right

13   thing. I've always been very transparent. I'm

14   here to build a great company with great people

15   doing cool things.

16   So I kept in touch with Steve Brown

17   quite a bit at NASDAQ. I would email Steve and

18   say, hey, what's going on? Is there a

19   manipulation going on? One of the things he said,

20   oh by the way, don't worry. There's going to be a

21   huge volume on these days. So I got this email,

22   so I was also surprised that staff reached a

1   conclusion that there's manipulation when a NASDAQ

2   staff member, Steve Brown, email me and said heads

3   up, there's going to be a huge volume.

4   I've always as, not just CEO, but

5   founder and just it's my company. I take great

6   pride in understanding what's going on and things

7   of that nature. I thought that would be helpful

8   to provide that as an exhibit.

9   MR. DONOHOE: I'm going to wrap up on

10   Page 35. This just references a second email that

11   NASDAQ sent to the company. They sent this to

12   them on July 9. "The trading volume was heavy

13   today, more so in the morning than afternoon. It

14   appears the higher prices seen in the morning gave

15   way to profit taking in the afternoon. Below I

16   list the reporting brokers that were in the stock

17   today, and names such as Raymond James and J.P.

18   Morgan suggest activity from larger portfolio

19   managers."

20   So with that I'm going to now turn it

21   over to the audit committee members that are on

22   the phone and to Blank Rome whose counsel for the

1   audit committee. So, Pete, you want to start?

2   MR. CHRZASZCZ: Certainly. Good

3   morning, everyone. My name is Pete Chrzaszcz.

4   I'm on the audit committee. Did you want me to

5   discuss anything in particular or did you have

6   questions for me?

7   MR. DONOHOE: You can just kind of give

8   your views on where we are with the audit

9   committee investigation, and then Blank Rome can

10   talk about where they are in the investigation.

11   MR. CHRZASZCZ: Okay. So Blank Rome,

12   obviously, is our audit folks who are doing the

13   investigation. They were, basically,

14   quote/unquote hired by the audit committee to do

15   this investigation. As far as I know, the

16   investigation is proceeding. We are actively

17   participating in everything that they had

18   requested. Quite honestly, I think Blank Rome can

19   speak more in detail as to what their progress and

20   success on the investigation to date.

21   MS. GITLITZ: Hi. This is Michelle

22   Gitlitz from Blank Rome. My partner, Barry

1   Genkin, and I are conducting, and the majority of

2   the work. So far based on -- we've been reviewing

3   a large volume of documents we received. We

4   anticipate receiving additional documents, but in

5   all events we hope to have our investigation

6   completed by mid to late February.

7   We've found the company to be very

8   cooperative in providing access to documents and

9   information. We're just proceeding in the manner

10   that we deem appropriate, and again, hope to be

11   completed no later than the end of February. I'm

12   happy to answer questions if you have any.

13   MS. HORTON: What's the scope or charge

14   of the investigation?

15   MS. GITLITZ: The scope of the

16   investigation is very similar to the issues raised

17   by NASDAQ, and we have no reason at this point in

18   time to expand that scope.

19   MR. DONOHOE: Michelle, that's because

20   the investigation is primarily a response to the

21   NASDAQ delisting letter?

22   MS. GITLITZ: Correct.

1   MS. HORTON: Okay.

2   MR. DONOHOE: Thank you, Michelle.

3   MS. GITLITZ: Sure.

4   MS. DECKER: The investigation, just

5   confirm the investigation commenced when?

6   MR. DONOHOE: Michelle, did the

7   investigation commence on December 8?

8   MS. GITLITZ: On or about December 8,

9   correct.

10   MR. DONOHOE: So I'll go ahead and wrap

11   up at this point. Again, we certainly acknowledge

12   that NASDAQ has brought discretion. The specific

13   grounds upon which that exercise of discretion,

14   however, must exist in fact. In this case, they

15   simply don't, as we've shown. The company has

16   been through a bad time as the result of the fact

17   that they had the misfortune to know Mr. Wey and

18   they've been swept up in this. They've had a lot

19   of consequences for that.

20   Based on the facts, as we've outlined

21   them for you, we're asking that the Panel

22   determine that there are no public interest

1   concerns here to support a delisting

2   determination, and we'd ask that the trading halt

3   be terminated as soon as possible.

4   MR. KANG: I want to add a couple more

5   things.

6   MS. HORTON: I need you to keep it

7   brief.

8   MR. KANG: I will.

9   MS. HORTON: We will have time after the

10   staff --

11   MR. KANG: No worries. Just --

12   MS. HORTON: -- but we've got to get to

13   staff too.

14   MR. KANG: Absolutely. I also realize

15   it's lunch time, so I'll keep this really short,

16   just as a closing here. We've been public less

17   than a year and in that less than a year period

18   we've done two acquisitions, so I was able to go

19   out there. We've raised more than $15 million as

20   well. We're executing on all fronts. We've

21   gotten a ton of awards. We've also hired more

22   than 50 employees. We expanded out to Dublin,

1   Ireland.

2   I feel like we've done nothing wrong.

3   We've done everything right. When these matters

4   came up we've also done all the right things.

5   We've severed all ties. We passed board

6   resolutions to do that and do the right things as

7   well. Now we also have close to 1,000

8   shareholders. Many stakeholders are concerned. I

9   get calls from employees and families and

10   customers, and these are all the right things that

11   I want to do.

12   The other thing to keep in mind is that

13   we are a real company with real customers, real

14   employees, with real revenue. We're not a pharma

15   trying to come up with some drug and we're trying

16   to pass clinical trials. We're not a pre-revenue

17   tech company trying to be profitable or we're not

18   trying to come up with some idea. We're not a

19   unicorn. I mean, these are things -- you know,

20   unicorns, private companies that are worth a

21   billion plus. We're a real company with real

22   people doing good things.

1   I'd love to be able to continue that. I

2   think we're just getting started. That's my plea

3   to the review Panel is to --

4   MR. CAFFREY: Mr. Kang, not to cut you

5   off, but I want you to speak a little bit more.

6   Your lose exploded last year. You lost $9

7   million, it looks like, through September.

8   MR. KANG: I can speak it. I'll --

9   MR. CAFFREY: Can you talk to -- just

10   from a going concern, going forward?

11   MR. KANG: Absolutely.

12   MR. CAFFREY: You're burning money at an

13   enormous rate.

14   MR. KANG: I can speak at a high level,

15   but Mark is here, my CFO, so.

16   MR. CAFFREY: Whatever.

17   MR. KANG: Absolutely. So I --

18   MR. CAFFREY: Fifty words or less.

19   MR. KANG: Fifty words or less, okay.

20   MR. SZYNKOWSKI: Do you just want --

21   MR. KANG: I'll give you a pretty high

22   level. So we're making the right investments and

1   the right people, and beyond that I think maybe

2   you can speak on the accounting side.

3   MR. SZYNKOWSKI: On the $9 million loss

4   we did take a $4.4 million hit on the current

5   valuation of the derivative because of the drop in

6   the stock price between August and September halt

7   which did cost us $4.4 million, so the real loss

8   is probably more and around the $3.6, $4 million

9   range in real cash burn which is about $400,000

10   which we informed Discover that we were burning

11   about $400,000 a month. That's because we're

12   making investments into the future. We're hiring

13   new consultants. We're training new consultants,

14   opening new offices. We've gone through the

15   transformation from IT staffing to digital where

16   we've seen an increase in the digital business,

17   but we've had an offset in the drop in the IT

18   staffing this year.

19   MR. CAFFREY: Just elaborate a little

20   bit on the derivative hit for $4 million.

21   MR. SZYNKOWSKI: So the derivative hit.

22   Part of the Discover deal was $10 in convertible

1   preferred stock. That stock converted with a

2   dividend and a dividend conversion rate, so

3   essentially they get -- it can slide anywhere from

4   0 to 17 percent in dividends based on the stock

5   price at the time. Since that's a variable rate

6   that now becomes a derivative, so instead of being

7   it a whole equity deal. Now, we can pay that

8   derivative off in stock or cash.

9   MR. CAFFREY: Right.

10   MR. SZYNKOWSKI: So we can pay that in

11   stock or cash but because it's a derivative it now

12   becomes a liability, so we had to place, I think

13   it was an $8 million liability at the time of the

14   deal. Then that is valued to current market at

15   the end of every quarter, so between August to

16   September the stock price dropped from about 5 and

17   change to 290, so that derivative then went to $12

18   million and we took a $4 million hit in the

19   valuation of the derivative.

20   MR. CAFFREY: Okay. Thank you very

21   much.

22   MS. HORTON: I'm going to suggest that

1   we take a five minute break at this point.

2   Comfort break, for one thing, and also I know

3   staff has got a lot of new information here. They

4   may not fully be able to address it since it's the

5   first time they're seeing it. If no one would

6   object, if we can get everybody back here very

7   quickly, but just a few minutes for some of us to

8   take a breath and a glass of water and convene

9   back. Everyone in agreement? Thank you.

10   (Recess)

11   MS. HORTON: Okay. We're back on the

12 record. I think what we'll do at this point, I'm

13 sure the panel's going to have questions, but

14 perhaps we should go ahead and, unless you object,

15 go ahead and let the staff make its presentation

16 and then we'll follow up with questions. Does

17 that work? Okay.

18   MR. ROWLAND: Thank you for allowing us

19 to make our presentation here today. In the

20 interest of time I'll try to keep these brief. On

21 the surface, this case does seem very complex with

22 many different subplots. You have the criminal

```
 1    and civil charges against Ben Wey and some of his

 2    affiliates.  You have concerns regarding Wey's

 3    relationship with the company.  You have concerns

 4    regarding the company's predecessors, its

 5    shareholder list, and the trading of its stock.

 6    You have this loan between Ben Wey's wife, who was

 7    also charged in the SEC civil case, and the

 8    company's CEO.  You have the company initiating an

 9    investigation into its relationship with Ben Wey,

10    and you have the introduction of this voting

11    agreement with the company's largest shareholder.

12               Now, if you try to focus on all of these

13    factors you're going to get lost in all the

14    minutia, so you're going to lose sight of what

15    really is at the heart of this matter.  When

16    making a determination in this case you should

17    look at the bigger picture and focus on the

18    primary, over-arching issue.  That issue is

19    whether or not it is appropriate to delist the

20    company based on the criminal and civil charges

21    against Ben Wey and his affiliates given their

22    extensive relationship with the company.
```

1   The answer, quite simply, is yes.

2   First, these charges are not allegations being

3   made by a third-party short seller or being

4   reported in an article featured in the New York

5   Daily News or some online blog posting. These

6   charges are being levied by the U.S. Government

7   and had to meet a much higher standard than just

8   mere allegations. The Department of Justice had

9   to present their charges to a grand jury and that

10   grand jury determined that there was enough

11   evidence to support issuing an indictment against

12   Ben Wey and his affiliates.

13   Also, the attorneys responsible for

14   bringing these charges are subject to Rule 11

15   which I'm sure you know means that they must have

16   sufficient evidentiary support for the charges

17   contained in the complaint. Otherwise, the court

18   may imposed sanctions on the attorneys for filing

19   a frivolous action. In other words, these charges

20   have been thoroughly investigated and vetted by

21   the agencies that filed them.

22   Second, these charges related directly

1   to what we do as a stock exchange. Ben Wey and

2   his affiliates are charge with conspiracy to

3   commit securities fraud and wire fraud. In

4   summary, Wey and his affiliates are alleged to

5   have gained control of public shells through the

6   use of nominee accounts. Then engineered reverse

7   merge transactions between those shells and

8   Chinese operating companies, and then brought

9   those newly merged companies to NASDAQ for

10   listing. This is especially concerning to us

11   because this fraud involves companies that

12   ultimately gained listing on our exchange.

13   In the criminal indictment, Wey is

14   alleged to artificially inflated companies

15   shareholder basis in order to deceive NASDAQ and

16   gain listing for those companies on NASDAQ. To

17   quote the indictment directly, "The ruse was, in

18   each instance, successful. NASDAQ approved the

19   listings of the subject issuers." As you can see,

20   the charges against Wey strike at the heart of our

21   rules and our listing process, and undermine our

22   efforts to protect investors. Therefore, these

1   charges are relevant to the delisting

2   determination.

3   It is also important to remember that

4   the SEC has empowered us with the authority to

5   delist in situations such as this case. As

6   detailed in our hearing submission, listing rule

7   101 grants us broad discretionary authority in

8   order to maintain the quality of our market. This

9   rule allows us to use our discretion to suspend or

10   delist securities based on any event, condition,

11   or circumstance that makes the continued listing

12   on NASDAQ inadvisable or unwarranted.

13   The SEC has ruled previously that the

14   discretion to be used is NASDAQ's, and that our

15   rules do not limit themselves to mechanical and

16   inflexible administration. The SEC's ruling

17   stated that we should use pragmatic business

18   judgments based on a kaleidoscopic variety of

19   factors. That is exactly what we are doing in

20   this case.

21   With regard to Wey's relationship with

22   the company we have considered many factors. Wey,

1   through his firm, New York Global Group, is

2   affiliated with an entity names NYGG Asia Limited

3   which we have discussed here. NYGG Asia Limited

4   is the company's largest shareholder, owning

5   approximately 45 percent of the company's

6   outstanding shares. Having that large of a

7   positional loan is enough to attribute Wey's

8   alleged misdeeds to this company, but in this

9   case, there is much more evidence linking Wey to

10   the company that cannot be ignored.

11   Ben Wey is part of the DNA of this

12   company. Wey and his affiliates created the

13   predecessor to this company, CleanTech, and

14   provided funding to CleanTech's business

15   operations. Wey and his affiliates also guided

16   CleanTech through its delisting troubles and

17   subsequent SEC decision, and also CleanTech's

18   relisting process. When it appeared that

19   CleanTech would not be able to regain listing on

20   NASDAQ, Wey and his affiliates came up with the

21   idea of merging CleanTech with 6 Dimensions.

22   In order to make the merger happen, Wey

1   and his affiliates stepped in to relieve the debt

2   that CleanTech owed to him and others all in

3   exchange for 45 percent position in the company.

4   In addition, although the company has represented

5   that Wey was simply an unpaid consultant who

6   provided advise from time to time, email traffic

7   between Wey and the company suggests otherwise.

8   He is copied on dozens, if not hundreds,

9   of emails over a seven to eight month period

10   regarding all types of day to day affairs,

11   including the negotiation of fees paid to

12   attorneys, the company's policy on removing

13   restrictive legends. He introduces them to

14   potential business partners and financiers. He

15   gets a preview of the new logo design, and is even

16   notified when third parties attempt to exercise

17   their warrants.

18   The body of emails does not paint the

19   picture of a person who provides advice only from

20   time to time, as the company has described. Wey

21   also travelled with the company's CEO on a trip in

22   August to visit the Discover Growth Fund, an

1   investor in the company. The company told us that

2   the purpose of the trip was to access whether

3   Discovery would make additional investments into

4   the company, and that Wey was asked to attend

5   given his capital markets' experience.

6   Again, Wey's presence on a business trip

7   with the company's CEO appears to suggest a closer

8   relationship than what the company has previously

9   described. The relationship also extend to Ben

10   Wey's family and affiliates. As we have noted in

11   our previous submissions, Ben Wey's wife loaned

12   the company's CEO $100,000 which was purportedly

13   used to purchase additional shares of the company

14   stock.

15   The CEO also sent Wey and his wife a

16   copy of a book he was writing for their comments.

17   As we've mentioned today, we are not suggesting

18   that there is anything nefarious about showing the

19   book to Wey and his wife. We are just

20   establishing that the relationship exists. That

21   wasn't proof of any wrongdoing. It was just proof

22   that they have a closer relationship than we might

1   have known previously.

2   Bill Uchimoto, an attorney who is named

3   as a defendant in the SEC's case, and who also has

4   a longstanding relationship with Ben Wey has been

5   present too. Uchimoto was involved with the

6   original CleanTech application to NASDAQ in 2010.

7   He was involved throughout CleanTech's delisting

8   process, and was involved throughout the merger

9   between CleanTech and 6 Dimensions. Uchimoto and

10   his firm also represented the company throughout

11   the application process with NASDAQ.

12   Lastly, two stock brokers who are barred

13   by FINRA from associating with any FINRA member

14   firms appear on the company's stockholder lists.

15   These two stock brokers are also linked to Wey,

16   having received money from him to start their own

17   brokerage firm.

18   As you can see, Ben Wey's relationship

19   with the company is deep and pervasive. He is

20   involved in many aspects of the company despite

21   never having been an officer, director, or

22   employee of the company. That is what concerns

1   us. At the heart of the criminal and civil

2   charges is the fact that Ben Wey and his

3   affiliates were able to influence and excerpt

4   control over companies from behind the scenes

5   without the public being aware of their presence.

6   Now, before I conclude my colleague

7   Arnold Golub has a few words regarding the

8   recently signed voting agreement.

9   MR. GOLUB: Thanks, Alan. I'd also like

10   to echo my thanks to the Panel for your time and

11   consideration today. Our comments on the voting

12   trust will be necessarily limited since even

13   though the company signed the agreement a week ago

14   the first we saw of it was last night when they

15   filed their AK. Nonetheless, we do not believe

16   that this voting agreement addresses the concerns

17   raised by NYGG and NYGG Asia.

18   First, the crux of the government's

19   charges against Wey and NYGG is that they went to

20   great lengths to conceal their influence and

21   involvement with companies. As such, we simply

22   can't take at face value the agreement and take

1   any comfort from the distance that it attempts to

2   display. We also can't take any comfort from the

3   representation submitted today that NYGG is

4   unaffiliated with Wey. In fact, NYGG Asia's

5   ownership in the company arose through its

6   relationship -- the predecessor company,

7   CleanTech's, relationship with NYGG.

8   Second, the influence that we have

9   documented in the record is all informal

10   influence. In fact, the company has maintained

11   all along that Wey has no formal role. And so

12   again, while this voting trust may be an optic

13   measure to make it appear the company is taking

14   action it does not address these underlying

15   informal influences.

16   Third, the effect of the voting trust is

17   that Mr. Kang will control the outcome of any

18   vote presented to shareholders by virtue of his

19   approximately 45 percent ownership in the company.

20   Given the ties demonstrated throughout the record,

21   the --

22   MS. DECKER: Did you just say Mr. Kang

1   controlled 45 percent?

2   MR. GOLUB: That's correct. NYGG Asia

3   has approximately 45 percent --

4   MS. DECKER: Do you mean Mr. Wey or Mr.

5   Kang?

6   MR. GOLUB: Mr. Kang.

7   MS. DECKER: Okay. I'm sorry --

8   MR. GOLUB: So in --

9   MS. DECKER: -- I misunder-, --

10   MR. GOLUB: So there's two approximate

11   45 percent stakes.

12   MS. DECKER: Oh. Oh, I misunderstood

13   that. Okay.

14   MR. GOLUB: NYGG Asia has approximately

15   a 45 percent stake.

16   MS. DECKER: I thought you were talking

17   about the same 45 percent.

18   MR. GOLUB: No, there's --

19   MS. DECKER: I didn't realize two --

20   MR. GOLUB: -- there's --

21   MS. DECKER: Okay. Good, it wasn't just

22   me. Thank you.

1   MR. GOLUB: I apologize for the

2   confusion. There's two 45 percent stakes.

3   MS. DECKER: Okay.

4   MR. GOLUB: One held by NYGG Asia. The

5   other held by Mr. Kang directly through trusts

6   that he's established. Given that ownership

7   control my Mr. Kang that the ties demonstrated in

8   the record between Mr. Kang and Mr. Wey the voting

9   trust doesn't alleviate our underlying concerns

10   about ongoing influence.

11   Finally, we're concerned that the

12   agreement would still leave investors who

13   purchased a security while it's listed on NASDAQ

14   at risk because the agreement only survives as

15   long as the company is listed on NASDAQ. So if

16   the company is delisted for regulatory reasons,

17   for not meeting any listing standard or the

18   company voluntarily delists the voting agreement

19   determinates and any shareholder who purchased

20   shares while the company was listed on NASDAQ

21   would, again, face the promotor risk associated

22   with NYGG's significant stake in the company.

1   I also want to briefly respond to a few

2   of the claims made by the company today. The

3   company spent a lot of time raising and refuting

4   what we view as ancillary issues. They're not

5   core to staff's delisting determination, but I

6   would still like to respond for the record.

7   First with regard to the, what I'd call

8   a hyper- sensitive reading of the company

9   description, I'm surprised and confused by their

10   concerns there given that we used the company's

11   own description from its public filings as to what

12   they do and how they do it. We cite the company

13   as the source of that.

14   With regard to the discussion about the

15   SEC's decision in CleanTech, I note also that

16   staff only cited that decision as background of

17   the company's formation. Yet, again, the company

18   spent a lot of time on that today. Nonetheless,

19   we maintain that the decision of the SEC and

20   CleanTech was on procedural grounds. They didn't

21   reach the substantive issue of that company, of

22   CleanTech, of the predecessor to 6D's, involvement

1 with Benjamin Wey which was the basis for staff's

2 delisting. Rather, the SEC ruled on evidentiary

3 grounds.

4   In that vein, there's kind of two things

5 I'd like to highlight. The first is that the

6 decision for the first time established that the

7 SEC was looking for sworn testimony in a delisting

8 proceeding. That was something they had never

9 before looked for. In that matter, there was an

10 affidavit from CleanTech's counsel as to what

11 staff had asked for in connection with CleanTech's

12 relationship with Ben Wey. There was no sworn

13 testimony from staff, but rather statements from

14 staff as to what they had looked for. That we,

15 again, view as an evidentiary question that the

16 SEC ruled upon. It was what we viewed as new

17 precedent from the SEC, and I'd be happy to the

18 extent the Panel is interested in the questions

19 around CleanTech provide subsequent SEC decisions

20 characterizing their CleanTech decision in that

21 matter as relating to evidentiary grounds and

22 what's necessary in the record.

1   The other interesting footnote to the

2   CleanTech decision is that the sworn affidavit

3   that the SEC relied on in that matter was, in

4   fact, from Bill Uchimoto who was the lawyer that

5   was included in the SEC's enforcement matter

6   against Benjamin Wey.

7   Lastly, with regard to the Discover

8   lawsuit, I would ask the Panel to review the -- to

9   the extent that the Panel believes it's important

10   to review the judge's decision and staff's

11   Footnote 23 in our hearing's memo. Again, we

12   believe it's clear from the record and we maintain

13   that, you know, while we included the affidavit as

14   a fact that we considered, that affidavit was not

15   discredited by the judge. It was considered by

16   him against an evidentiary standard and

17   interpreting contractual claims is what the judge

18   ultimately had to do, not to decide whether the

19   statement in that affidavit was true or false.

20   But rather, whether by the terms set out by the

21   parties in their contract whether Discover had

22   established a likelihood of success, and the judge

1   determined -- and, again, reading from the

2   decision as quoted in our hearing memo, "That at

3   this early stage and without the benefit of

4   discovery, Discovery has not proven a likelihood

5   of success on the merits." Again, it wasn't an

6   ultimate decision. It was on this motion for

7   attachment only.

8   With that, I'll turn it back to Alan to

9   conclude, and we'd be happy to entertain any

10 questions.

11   MR. ROWLAND: So getting back to what

12 our initial question was, is it appropriate to

13 delist the company based on the criminal and civil

14 charges against Ben Wey and his affiliates given

15 their extensive relationship with the company? As

16 we have demonstrated here today, as well as in our

17 written submissions, the answer to that question

18 is yes. As such, we believe the appropriate

19 determination is to delist the company's

20 securities from NASDAQ. With that, back to you.

21   MR. CAFFREY: Mr. Kang, you have a 45

22 percent ownership and control of the shares that

1   we're talking about here today?

2   MR. KANG: No, that's not correct. I

3   have roughly million shares controlled through

4   three LLCs. The rest of the shares, as part of

5   the merger agreement, which also was disclosed

6   during our initial application with NASDAQ in

7   2014.

8   MR. CAFFREY: So the 23 million shares

9   would represent what percentage of the

10   outstanding?

11   MR. DONOHOE: Roughly 30 percent.

12   MR. KANG: Yeah, about -- it's 29.7

13   percent.

14   MR. CAFFREY: And how many do you

15   personally own?

16   MR. KANG: About 45,000, but I don't

17   want to go on the record of that.

18   MR. CAFFREY: Okay.

19   MR. KANG: I think it's about 45,000.

20   MR. CAFFREY: Roughly.

21   MR. DONOHOE: Just clarify, the 29.7

22   percent that's what you control through the three

1   LLCs.

2   MR. KANG: That's correct.

3   MR. CAFFREY: Yeah.

4   MR. DONOHOE: Then in addition to that

5   there are other family trusts that Mr. Kang just

6   claims beneficial ownership of and voting power

7   in.

8   MR. KANG: I've fully disclaimed

9   ownership --

10   MR. CAFFREY: So what are the LLCs?

11   MR. KANG: The three LLCs is for asset

12   protection, so during this process --

13   MR. CAFFREY: But who are the principles

14   in the LLCs?

15   MR. KANG: I am. I'm a manager. So

16   this is for asset protection.

17   MR. CAFFREY: But you're a manger, but

18   you're also an owner? The LLCs?

19   MR. KANG: Yes.

20   MR. CAFFREY: All right.

21   MS. HORTON: The family trust, I'm

22   sorry, just to follow up on that.

1   MR. KANG: So the family trust, I think

2   a narrative might be helpful through this process.

3   So what I learned was that -- I've never taken a <

4   company public before, so what I learned from an

5   estate planning lawyer is that you should set up

6   appropriate --

7   MR. CAFFREY: Yeah, okay.

8   MR. KANG: -- entity protection.

9   MR. CAFFREY: Sure.

10   MR. KANG: And things of that nature.

11   MR. CAFFREY: Sure.

12   MR. KANG: So one of the things that

13   came about was, well, have you thought about what

14   you were to do if you die or where do you want it

15   to go? You know, do you want it to go to a

16   charitable trust or do you want it to go to a

17   charity or do you want it to go family or future

18   kids and this kind of stuff. So during the

19   process I learned that if I have no pecuniary

20   interest which basically means I just claim

21   complete ownership. I'm not a trustee. I'm not a

22   beneficiary. I have no control over those at all.

1   That's what happens in the process.

2   MS. HORTON: So those bring you up to

3   the 45 percent?

4   MR. DONOHOE: Yes.

5   MR. KANG: Well --

6   MS. HORTON: The three LLCs plus the

7   family trust --

8   MR. DONOHOE: If you were to add them.

9   MR. FINI: Well, if you were to add

10   those --

11   MS. HORTON: Over shoot.

12   MR. FINI: -- you'd get to 45 percent.

13   MS. HORTON: Yes.

14   MR. DONOHOE: Yes.

15   MR. FINI: But he doesn't have it.

16   MS. HORTON: Right. That's what I'm

17   trying to --

18   MR. FINI: Yeah.

19   MR. DONOHOE: Right.

20   MR. KANG: Right. That's what I'm maybe

21   getting clarification from the staff. I --

22   MR. CAFFREY: Correct.

1   MR. KANG: -- but that's not my control

2   because I think that was what was said. I have no

3   control over those.

4   MR. CAFFREY: When did you borrow the

5   $100,000 to allegedly buy shares of stock and what

6   was the price of the stock?

7   MR. KANG: I don't recall off the top of

8   my head, but I did borrow the money around August

9   timeframe, I believe. I'll have to check my

10 records.

11   MR. DONOHOE: I think it was August 20

12 and the note is in the exhibits.

13   MR. KANG: Yeah.

14   MR. CAFFREY: And where is the stock

15 selling in, approximately?

16   MR. KANG: I think it was ranging

17 between $2 to $4, somewhere in that range which I

18 felt was very cheap. So here's how that --

19   MR. CAFFREY: So make it $3 a share --

20   MR. KANG: Just.

21   MR. CAFFREY: -- just for fun, so you

22 bought 30,000 shares of stock?

1   MR. KANG: I believe it was around

2   45,000. The way I bought it, also, I didn't put

3   in a order for a price. I just said do a VWAP,

4   and said whatever the average price is for the

5   day. I want to buy it. I did.

6   MR. CAFFREY: You didn't know that much,

7   but you knew what a VWAP was?

8   MR. KANG: I found that out from my new

9   wealth manager at UBS.

10   MR. CAFFREY: Pretty interesting.

11   MR. KANG: That's what he told me. So I

12   think from a --

13   MR. CAFFREY: I guess what has me a

14   little puzzled is you've got a significant amount

15   of control over a lot of shares.

16   MR. KANG: Yes.

17   MR. CAFFREY: You don't want to claim

18   ownership, great. Is it worth buying another

19   45,000 shares with all you've already had?

20   MR. KANG: Here's why I did it. I saw a

21   press release that the GoPro CEO purchases his own

22   stock. I also saw that Dick from Twitter did that

1   as well.

2   MR. CAFFREY: Mm-hmm.

3   MR. KANG: So I felt it was a sign of

4   confidence --

5   MR. CAFFREY: Okay.

6   MR. KANG: -- in my own company. So I

7   was like, well, if I can do this and show people,

8   including my own employees, because I was telling

9   my employees, look, the company's going to do

10   well. We're poised to grow. Our competitors are

11   at our heals. They're trying to steal our

12   employees, and so what better way -- and, you

13   know, of course my wealth manager's trying to say

14   owner's should buy some stock. I'm like, I don't

15   know other companies I want to buy stock of, but

16   I'm confident of my own. He said, well, buy some

17   stock.

18   So I said, okay. Can I put that money

19   together? At the time I know the optics looking

20   at Michaela Wey. I asked people and she had good

21   terms and I said, okay, but this was before the

22   arrest and after the arrest I was like, oh my god.

1   So I need to pay this off and that's what I did.

2   MR. CAFFREY: Sure. Okay. Thank you

3   very much.

4   MR. ROWLAND: If I could just on the

5   question of the ownership, the voting agreement

6   introduce today from the company allows NYGG Asia

7   to sell in proportion to --

8   MR. KANG: Right.

9   MR. ROWLAND: -- sales by Mr. Kang and

10   that does aggregate the shares held by him through

11   the LLCs with the shares in the family trust.

12   Looking at what NYGG Asia can sell.

13   MR. KANG: That is accurate. I don't

14   have ownership or control or anything like that,

15   but that's what the trust does say.

16   MR. DONOHOE: With respect to that

17   provision, the original draft didn't have it in

18   there. We suggested that those not be aggregated

19   because he doesn't own them and he doesn't vote

20   them, and NYGG Asia required that we aggregate

21   them together. They wouldn't sign them if we

22   didn't, so that's how that got in there.

1   So I'd like to --

2   MR. FINI: I just have one minor thing

3   to point out. I'm sorry. One of the things that

4   staff said is that the finding by the judge was

5   only a breach of contract finding. That's simply

6   incorrect. Page 26 of the judge's decision, you

7   can read it yourself, "As to the securities fraud

8   claims," the judge said, "as described above,

9   Discovery has failed to show any likelihood or

10   proving that at the closing 6D acknowledge of the

11   grand jury or SEC investigation nor has Discovery

12   shown a likelihood of proving Wey dominated

13   control to manipulated 6D." That was as to the

14   fraud claims.

15   This is not an esoteric contract

16   interpretation finding. The judge simply looked

17   at this allegation of supposed control and

18   rejected it on the merits, because you have to

19   show a likelihood of success on the merits.

20   Frankly, the staff didn't look objectively at the

21   opinion. It grabs to try to create the mosaic it

22   wanted to create as opposed to the true picture

1   that exists which is that allegation is not

2   substantiated.

3   MR. DONOHOE: Let me go ahead and close.

4   So to the extent that the Panel --

5   MS. HORTON: I have a question.

6   MR. DONOHOE: Sure.

7   MS. HORTON: I just want to make sure

8   that I understand what's been represented here

9   about the relationships between NYGG New York and

10   Asia and the company. You mentioned a cobranding

11   arrangement between --

12   MR. DONOHOE: Yeah.

13   MS. HORTON: -- the New York and Asia

14   NYGGs. Can you?

15   MR. DONOHOE: Yeah. I would suggest

16   that we look at Roger Lee's affidavit which is in

17   the list of exhibits because all of the

18   information that we have with respect to that

19   relationship comes from that affidavit which is

20   Exhibit 4.

21   He doesn't define what cobranding is,

22   but what he does say is that, "NYGG Asia and NYG

1   Capital do not have, and have never had, common

2   owners. In other words, Mr. Wey is not, and has

3   never been, an owner of NYGG Asia. Mr. Wey is

4   also not, and has never been, an officer,

5   director, or employee of NYGG Asia, and he is not

6   involved in, and has never overseen, the

7   operations at NYGG Asia." So I don't want to read

8   the whole thing. It's only three pages long.

9   MS. HORTON: Okay.

10   MR. DONOHOE: But I would ask you to

11   take a look at that.

12   MS. HORTON: But he was a consultant

13   working for NYGG Asia --

14   MR. DONOHOE: Right.

15   MS. HORTON: -- or at least that was

16   your understanding?

17   MR. FINI: Yes.

18   MR. DONOHOE: Yes. That's right.

19   MS. HORTON: Okay.

20   MR. DONOHOE: So to go ahead and to

21   close out. We're not denying that Tejune Kang

22   knew Mr. Wey or sought advice from Mr. Wey. He

1   did. Did Mr. Wey have control of the company?

2   No. Did he exert undue influence over the

3   company? No. In all of the emails that the staff

4   refers to there are no allegations coming out of

5   those emails that say Mr. Wey was telling the

6   company to steal from another company or defraud

7   shareholders or do anything improper.

8   A good example of the type of advice

9   that Mr. Kang got from Mr. Wey is when they were

10   negotiating the investment with the Discover Fund.

11   Mr. Wey had nothing to do with procuring that

12   investment, and he was not consulted on the

13   investment until the 11th hour when they were

14   finalizing the agreement. Mr. Kang showed in the

15   agreement and said, what do you think? He got two

16   comments from Mr. Wey. The first one was, I

17   think you can get a higher conversion price. Why

18   don't you counter with a higher price? They

19   countered with a higher price. They met in the

20   middle. They ended up getting a higher price.

21   The other thing Mr. Wey told him is

22   there's not a no shorting provision in here. You

1   need to have a no shorting provision. So they

2   went back and they put a no shorting provision in.

3   That's the type of advice he was getting from him.

4   He was getting introduced to all the,

5   you know, gold bracket investment banks by Mr.

6   Wey, to David Bonderman by Mr. Wey. He had no

7   reason to believe that there was a problem with

8   Mr. Wey. With respect to Mr. Uchimoto, what did

9   he know about Mr. Uchimoto? He knew he was a

10   lawyer. He knew he used to be the general counsel

11   for the Philadelphia Stock Exchange. He had no

12   reason to believe that there was a problem with

13   Mr. Uchimoto.

14   If Ben Wey controlled this company he

15   would have raised hell when they took the company

16   over and they started getting rid of all their

17   advisors. They got rid of Holland and Knight.

18   They got rid of all the old auditors. They

19   transformed it over to 6D's company. Ben Wey

20   didn't control the company. He never would have

21   allowed that if he did.

22   My guess is that -- you know, look at

1   Bernie Madoff. I bet you there are a lot of folks

2   on Wall Street that asked Bernie Madoff for

3   advice. He was well-known, everybody knew him.

4   Everybody thought he was the smartest guy on the

5   block. You know what? When Bernie Madoff got

6   indicted I bet you they all stopped asking him.

7   But those companies didn't get swept up in

8   something like this because they happen to know

9   Bernie Madoff and they happened to get advice from

10   him. To the extent that the Panel thinks that we

11   need to amend the voting agreement we're open to

12   doing that, and I'm sure we can go back to NYGG

13   Asia and get them to do it.

14   So let's just summarize what we've

15   talked about today. The staff has not provided

16   any evidence to indicate that the company didn't

17   have the 300 shareholders, the 300 round lots at

18   the time that it listed. Certainly today, we know

19   that there are over 600. Benjamin Wey did not and

20   does not control the company. He has not

21   improperly influenced the company. We've got the

22   affidavits from all the current and former board

1   members.

2   If you're going to influence a company

3   you need to be able to influence the board or

4   you're never going to get anything done, and he

5   didn't do it, and he's not doing it today. While

6   he may have had limited influence in the past,

7   he's got none today. No one's talking to him. No

8   one's going to talk to him.

9   The company has adopted a board

10   resolution. They did it immediately. They've

11   executed the shareholder agreement. They've paid

12   off the Michaela Wey note. So they've done

13   everything that's within their power to go ahead

14   and make it clear to the world, hey, we recognize

15   that this guy may be a bad guy and we're not going

16   to have anything to do with it.

17   There's no indication of market

18   manipulation. I mean, obviously, the staff

19   focused on that as maybe an ancillary point.

20   That's a huge point. If the company's involved in

21   market manipulation the company should be

22   delisted. The example that the staff gave was

1   clearly disproved.

2   Again, we acknowledge that NASDAQ has

3   broad discretion. Of course they have broad

4   discretion, but in order to apply that discretion

5   the specific grounds have to exist in fact. That

6   was what happened in the CleanTech case. The SEC

7   said the specific grounds don't exist in fact, so

8   therefore we reverse the delisting determining.

9   And now here we find ourselves back in the same

10 situation again. So we think it's abundantly

11 clear that public interest concerns are just not

12 present here to support a delisting determination

13 and we ask that the Panel rule that way and allow

14 the company to being trading again.

15   MR. KANG: The thing that Dave left out

16 here is that it is a real company. We have

17 employees. We have customers. These are things

18 that I'm really focused on is helping U.S.

19 American companies get global presence, and that's

20 what I do. I just want the opportunity to

21 continue to grow the company.

22   I feel that in less than one year of

```
 1    being public on NASDAQ as a technology/digital

 2    marketing company we've made a lot of great

 3    milestones and we're just getting started.  I

 4    would love to be able to continue doing that.  We

 5    have acquisition targets in our pipeline right

 6    now.  We have people on standby that want to join.

 7    I mean, there's just so much great stuff, and it's

 8    challenging for me because I care so much, and

 9    that's what I wanted to say.  So thank you.

10               MS. DECKER:  I have one question.

11               MS. HORTON:  We do have another question

12    from the Panel.

13               MS. DECKER:  Given Uchimoto's situation

14    with the other listings, as part of the

15    investigation the audit committee's doing was

16    there any thought to -- with the NASDAQ's

17    concerns, going back and looking at the original

18    listing?  Shareholders for nominee?  Shareholders

19    to look and see if -- I understand what was done

20    with respect to the foreign --

21               MR. KANG:  That's a great question.

22               MR. DONOHOE:  Why don't we ask Blank
```

1   Rome to answer that? Blank Rome, you're doing the

2   investigation. Did you hear the question?

3   MR. GITLITZ: Yes. This is Michelle.

4   Yes, we heard the question. Our investigation is

5   ongoing and we're looking into the issues that

6   were raised. I can't get into specifics right now

7   because we're still in the process of reviewing,

8   but I understand the issue you've raised and we're

9   looking into all of those issues.

10   MS. DECKER: Okay.

11   MS. HORTON: Okay. Well, I think that

12   we have what we need. You know how this works

13   from here on out. You should be hearing from the

14   Panel, you know, it may be a couple of weeks. You

15   will hear in written form. Status quo pertains

16   until that point. If anything changes, you have

17   different, changed information you certainly are

18   under an obligation to let us know of that.

19   If there are ongoing conversations with

20   staff regarding, for example, the voting trust or

21   anything of that nature could you please keep us

22   in the loop? With that we'll conclude the

1   hearing.   Thank you very much.

2   (Whereupon, at 1:21 p.m., the

3   HEARING was adjourned.)

4   *   *   *   *   *

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1   CERTIFICATE OF NOTARY PUBLIC

2   DISTRICT OF COLUMBIA

3   I, Carleton J. Anderson, III, notary

4   public in and for the District of Columbia, do

5   hereby certify that the forgoing PROCEEDING was

6   duly recorded and thereafter reduced to print under

7   my direction; that the witnesses were sworn to tell

8   the truth under penalty of perjury; that said

9   transcript is a true record of the testimony given

10   by witnesses; that I am neither counsel for,

11   related to, nor employed by any of the parties to

12   the action in which this proceeding was called;

13   and, furthermore, that I am not a relative or

14   employee of any attorney or counsel employed by the

15   parties hereto, nor financially or otherwise

16   interested in the outcome of this action.

17

18

19   (Signature and Seal on File)

20   ------------------------------------

21   Notary Public, in and for the District of Columbia

22   My Commission Expires: March 31, 2017